CHINA GREEN AGRICULTURE, INC.

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

December 28, 2012

Via Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop: 3561

Washington, D.C. 20549

Attention: David R. Humphrey, Accounting Branch Chief

Re:	China Green Agriculture, Inc. Form 10-K for the Fiscal Year Ended June 30, 2012 Filed September 13, 2012 File No. 001-34260

Dear Mr. Humphrey:

China Green Agriculture, Inc., a Nevada corporation (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 13, 2012 (the “Comment Letter”) to the Company, with respect to the Company’s Annual Report on Form 10-K for the year ended June 30, 2012 (the “Form 10-K”). We hereby file via EDGAR our response to the Comment Letter. The text of the Staff's comment is set forth in italics below, followed by the response of the Company.

Form 10-K for the Year Ended June 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Net Sales, page 53

1.	Reference is made to your response to our prior comment 1. Please expand your discussion of sales to include all of the information provided to the staff in your supplemental response.

Response:

We have included such information in the enclosed draft of the proposed Amendment No. 2 to the Annual Report on Form 10-K/A for the fiscal year ended June 30, 2012 (“Form 10-K/A No.2”) with the relevant content shown with underlines. In addition, our Form 10-K/A No. 2 also included the proposed changes we made under our response letter dated October 9, 2012 to your comment letter dated October 4, 2012 with respect to the proposed Jintai disclosure under Item 7 of the annual report. We will file Form 10-K/A No.2 with the Commission if the proposed draft is satisfactory to you.

Critical Accounting Policies and Estimates, page 62

2.	Refer to your response to our prior comment 2. Please expand your discussion of accounts receivable to include the information provided to the staff in your supplemental response.

Response:

 We have included the requested information in the proposed Form 10-K/A No. 2 for your review.

Financial Statements

Note 2 – Basis of Presentation and Significant Accounting Policies, page F-6

Accounts Receivable, net, page F-7

3.	Please revise your critical accounting policies to reflect the content of your response to our previous comment 7.

Response:

We have included the requested information in the proposed Form 10-K/A No. 2 for your review.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ken Ren
Ken Ren
Chief Financial Officer

Encl: Form 10-K/A No. 2 (Proposed Draft)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 10-K/A

(Amendment No. 2)

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2012

or

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

   For the transition period from _________ to _____________

Commission file number: 001-34260

CHINA GREEN AGRICULTURE, INC.

(Exact name of registrant as specified in its charter)

Nevada	36-3526027
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province,

People’s Republic of China 710065

 (Address of Principal Executive Offices, Including Zip Code)

Registrant’s telephone number:  +86-29-88266368

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Stock, $0.001 Par Value Per Share	NYSE

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes   ☐      No   ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.  Yes   ☐      No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒      No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒      No   ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ Do not check if a smaller reporting company	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes   ☐      No   ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter: $47,940,291 as of December 30, 2011, based on the closing price $3.00 of the Company’s common stock on such date.

The number of outstanding shares of the registrant’s common stock on September 10, 2012 was 27,455,721.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant’s definitive Proxy Statement for the 2012 Annual Meeting of Stockholders, which the registrant plans to file with the Securities and Exchange Commission within 120 days after June 30, 2012 are incorporated by reference in Part III of the Form 10-K, as defined below, to the extent described therein.

1

Explanatory Note

China Green Agriculture, Inc. (the “Company”, “we”, “us”, or “our” is filing this Amendment No. 2 on Form 10-K/A (this “Amendment”) to supplement the disclosure in Item 7 of Part II and Note 2 to its financial statements in its Annual Report on Form 10-K for the year ended June 30, 2012 filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 13, 2012 (the “Form 10-K”) and amended on September 24, 2012 on Form 10-K/A to furnish Exhibit 101 to the Form 10-K (“Form 10-K/A No. 1”).

In this Amendment, the following changes were included:

•	We included the explanation of our current credit policy and its background under “Net Sales” of “The fiscal year ended June 30, 2012 compared to the fiscal year ended June 30, 2011” and “Critical Accounting Policies and Estimates” under Item 7 of this Amendment.

•	We included the description of our practice in evaluating our accounts receivable in Note 2 to financial statements in this Amendment.

•	We expanded the analysis under “General and Administrative Expenses” of “The fiscal year ended June 30, 2012 compared to the fiscal year ended June 30, 2011” under Item 7 of this Amendment by including four paragraphs describing the specific amount of write-offs incurred as a result of obsolescence of certain plants in Xi’an Jintai Agriculture Technology Development Company (“Jintai”), one of our operating subsidiaries in China.

The supplementary disclosure does not affect any numbers in our financial statements contained in Form 10-K and Form 10-K/A No. 1. No other changes have been made to the Form 10-K and Form 10-K/A No. 1. This Amendment does not reflect events occurring after the filing of the Form 10-K and Form 10-K/A No. 1, does not update disclosures contained in the Form 10-K or Form 10-K/A No.1, and does not modify or amend the Form 10-K or Form 10-K/A No.1 except as specifically described in this explanatory note and set forth in detail under Item 7 and Note 2 to financial statements below. Accordingly, this Amendment should be read in conjunction with our Form 10-K, Form 10-K/A No. 1, and our other filings made with the Commission subsequent to the filing of the Form 10-K, including any amendments to those filings.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment contains the complete text of Item 7, the financial statements and currently dated certifications of our Chief Executive Officer and Chief Financial Officer. Capitalized terms not otherwise defined have the meanings ascribed to them in the Form 10-K.

.

PART II

ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those financial statements appearing elsewhere in this report. This discussion and analysis contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as the slow-down of the global financial markets and its impact on economic growth in general, the competition in the fertilizer industry and the impact of such competition on pricing, revenues and margins, the weather conditions in the areas where our customers are based, the cost of attracting and retaining highly skilled personnel, the prospects for future acquisitions, and the factors set forth elsewhere in this report and our Form 10-K, our actual results may differ materially from those anticipated in these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur. You should not place undue reliance on the forward-looking statements contained in this report.

The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by U.S. federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.  Further, the information about our intentions contained in this report is a statement of our intention as of the date of this report and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices and our assumptions as of such date.  We may change our intentions, at any time and without notice, based upon any changes in such factors, in our assumptions or otherwise.

Unless the context indicates otherwise, as used in the following discussion, “Company”, “we,” “us,” and “our,” refer to (i) China Green Agriculture, Inc. (“Green Nevada”), a corporation incorporated in the State of Nevada; (ii) Green Agriculture Holding Corporation (“Green New Jersey”), a wholly-owned subsidiary of Green Nevada incorporated in the State of New Jersey; (iii) Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd. (“Jinong”), a wholly-owned subsidiary of Green New Jersey organized under the laws of the PRC; (iv) Xi’an Jintai Agriculture Technology Development Company (“Jintai”), wholly-owned subsidiary of Jinong in the PRC, (v) Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd. (“Yuxing”), a wholly-owned subsidiary of Jinong in the PRC; (vi) Beijing Gufeng Chemical Products Co., Ltd., a wholly-owned subsidiary of Jinong in the PRC (“Gufeng”), and (vii) Beijing Tianjuyuan Fertilizer Co., Ltd., Gufeng’s wholly-owned subsidiary in the PRC (“Tianjuyuan”).

Unless the context otherwise requires, all references to (i) “PRC” and “China” are to the People’s Republic of China; (ii) “U.S. dollar,” “$” and “US$” are to United States dollars; and (iii) “RMB”, “Yuan” and Renminbi are to the currency of the PRC or China.

Overview

We are engaged in the research, development, production and sale of various types of fertilizers and agricultural products in the PRC through our wholly-owned Chinese subsidiaries, Jinong, Jintai, Yuxing, Gufeng and Tianjuyuan. Our primary business is fertilizer products, specifically humic-acid based compound fertilizer produced by Jinong and compound fertilizer, blended fertilizer, organic compound fertilizer, slow-release fertilizers, highly-concentrated water-soluble fertilizers and mixed organic-inorganic compound fertilizer produced by Gufeng. In addition, through Jintai and Yuxing, we develop and produce agricultural products, such as top-grade fruits, vegetables, flowers and colored seedlings. For financial reporting purposes, our operations are organized into four business segments: fertilizer products (Jinong), fertilizer products (Gufeng), agricultural products production (Jintai), and agricultural products production (Yuxing).

Jintai and Yuxing also serve as a research and development base for our fertilizer products. The fertilizer business conducted by Jinong and Gufeng generated approximately 96.4%, 96.1% and 88.0% of our total revenues in the fiscal year ended June 30, 2012, 2011 and 2010, respectively. It should be noted that our consolidated results for the 2010 period do not include the results of Gufeng and its subsidiary, Tianjuyuan, which were acquired on July 2, 2010.

2

Fertilizer Products

As of June 30, 2012, we had developed and produced a total of 443 different fertilizer products in use, of which 126 and 317 were developed and produced by Jinong and Gufeng, respectively.

Below is a table that shows the metric tons of fertilizer sold by Jinong and Gufeng and the revenue per ton for the periods indicated:

	For the years ended June 30,
	2012	2011	2010	YOY Change	YOY Change	YOY Change%	YOY Change%
		(Metric tons)
JN	61,590	48,038	22,834	13,552	25,204	28.2%	110.4%
GF	256,618	289,731		(33,113)	289,731	(11.4)%	N/A
	318,208	337,769	22,834	(19,561)	314,935

	For the years ended June 30,
	2012	2011	2010
	(Revenue per ton $)
JN	$1,432	$1,366	$2,006
GF	473	370

	For the three months ended June 30,
	2012	2011	2010	YOY Change	YOY Change	YOY Change%	YOY Change%
		(Metric tons)
JN	15,020	14,254	9,314	766.15	4,940	5.4%	53.0%
GF	63,712	97,935	0	(34,222)	97,935	(34.9)%	N/A
	78,733	112,189	9,314	(33,456)	102,875

	For the three months ended June 30,
	2012	2011	2010
	(Revenue per ton $)
JN	$1,640	$1,305	$1,639
GF	499	411

For the fiscal year ended June 30, 2012, we sold approximately 318,208 metric tons of fertilizer products, as compared to 337,769 metric tons and 22,834 metric tons for the fiscal year ended June 30, 2011 and 2010, respectively, which did not include sales of products by Gufeng with respect to the number of metric tons we sold in 2010. For the fiscal year ended June 30, 2012, Jinong sold approximately 61,590 metric tons of fertilizer products, as compared to 48,038 metric tons and 22,834 for the fiscal year ended June 30, 2011 and 2010, respectively. For the fiscal year ended June 30, 2012, Gufeng sold approximately 256,618 metric tons of fertilizer products, as compared to 289,731 metric tons for the fiscal year ended June 30, 2011. Our sales of fertilizer products to five provinces accounted for approximately 58.9% of our fertilizer revenue for the fiscal year ended June 30, 2012.  Specifically, the provinces and their respective percentage contribution to our fertilizer revenues were Beijing (24.2%), Hebei (16.3%), Jilin (9.0%), Liaoning (6.6%) and Inner Mongolia (2.8%).

As of June 30, 2012, we had a total of 943 distributors covering 22 provinces, four autonomous regions and three central government-controlled municipalities in China. Jinong had 758 distributors in China. Jinong’s sales are not dependent on any single distributor or any group of distributors. Its top five distributors accounted for 2.1% of Jinong’s fertilizer revenues for the fiscal year ended June 30, 2012. Gufeng had 185 distributors, including some large state-owned enterprises. Gufeng’s top five distributors accounted for 47.0% of its revenues for the fiscal year ended June 30, 2012, of which Sinoagri Holding Company Limited accounted for 25.8% of Gufeng’s revenue for the fiscal year ended June 30, 2012.

Agricultural Products

Through Jintai, we develop, produce and sell high-quality flowers, green vegetables and fruits to local marketplaces and various horticulture and planting companies. We also use certain of Jintai’s and Yuxing’s greenhouse facilities to conduct research and development activities for our fertilizer products. The three PRC provinces that accounted for 99.5% of our agricultural products revenue for the fiscal year ended June 30, 2012 were Shaanxi (92.0%), Ningxia (6.5%) and Guangdong (0.9%).

3

Recent Developments

New Products

During the three months ended June 30, 2012, Jinong launched seven new fertilizer products, which included five broad-spectrum and two powder fertilizer products. Jinong’s new products generated approximately $115,256, or 0.5% of Jinong’s fertilizer revenues for the three months ended June 30, 2012. Jinong also added 46 new distributors for the three months ended June 30, 2012. Jinong’s new distributors accounted for approximately $1,706,005, or 6.9% of Jinong’s fertilizer revenues for the three months ended June 30, 2012. Jinong’s revenue attributable to the new products distributed by its new distributors was approximately $44,110, or 0.2% of Jinong’s fertilizer revenues for the three months ended June 30, 2012. During the three months ended June 30, 2012, Gufeng launched no new fertilizer product. Gufeng added three new distributors during the three months ended June 30, 2012, which accounted for approximately $475,410, or 1.5%, of Gufeng’s fertilizer revenues.

Jintai’s Relocation

We have started to relocate Jintai to the facilities of one of the Company’s other subsidiaries-Yuxing, located in Hu County, Xi’an. Yuxing’s facilities are approximately a one hour drive south of Jintai's current location in the Economic and Technical Development Zone (the "Zone") in the metro area of the city of Xi'an.

As mentioned in the Company's previous quarterly reports, with the rapid growth of urbanization in Xi'an, the Zone has been inhabited by a large and dense population and the periphery of Jintai has bristled with various industrial factories and utility plants. The Zone's concentrated industrial activities and dense population changed the micro bioenvironment for the growth of Jintai's agricultural products and disturbed Jintai's normal fertilizer research and development. Recently such changes caused the death and obsolescence of large amount of Jintai's flowers and seedlings. Additionally, the government recently introduced a new rezoning plan for the Zone, and the land Jintai currently occupies is being converted from agriculture use to residential and commercial use. The rezoning will prohibit the agricultural growth activities that Jintai currently conducts at the property. To continue Jintai's business, the Company will relocate all of Jintai's operations, including greenhouses, inventories, growing seedlings, flowers and parent plants, to Yuxing.

The relocation commenced on March 1, 2012. During the three months ended June 30, 2012, Jintai had no sales revenue due to relocation. We expect Jintai will likely remain unprofitable until the relocation gets completed. The entire relocation process is expected to complete by the end of fiscal year 2013. Further, we may consider merging the subsidiaries of Yuxing and Jintai together to reduce operating cost and streamline management at appropriate time in the future.

4

Results of Operations

The fiscal year ended June 30, 2012 compared to the fiscal year ended June 30, 2011.

The following table shows the operating results of the Company on a consolidated basis for the fiscal years ended June 30, 2012 and 2011.

	For the Years Ended June 30,
	2012	2011	Change	Change%
Sales
Jinong	$88,168,740	$65,629,265	22,539,475	34.3%
Gufeng	121,480,943	107,081,018	14,399,925	13.4%
Jintai	5,792,002	6,826,933	(1,034,931)	(15.2)%
Yuxing	2,082,520	180,750	1,901,770	1052.2%
Net sales	217,524,205	179,717,966	37,806,239	21.0%
Cost of goods sold
Jinong	34,129,304	26,449,117	7,680,187	29.0%
Gufeng	96,756,719	85,670,990	11,085,729	12.9%
Jintai	5,415,970	3,841,391	1,574,579	41.0%
Yuxing	1,946,979	136,433	1,810,546	1327.1%
Cost of goods sold	138,248,972	116,097,931	22,151,041	19.1%
Gross profit	79,275,233	63,620,035	15,655,198	24.6%
Operating expenses
Selling expenses	11,548,816	7,121,905	4,426,911	62.2%
General and administrative expenses	13,801,407	14,386,699	(585,292)	(4.1)%
Total operating expenses	25,350,223	21,508,604	3,841,619	17.9%
Income from operations	53,925,010	42,111,431	11,813,579	28.1%
Other income (expense)
Other income (expense)	60,212	23,999	36,213	150.9%
Interest income	364,536	282,727	81,809	28.9%
Interest expense, net	(1,590,620)	(466,912)	(1,123,708)	240.7%
Total other income (expense)	(1,165,872)	(160,186)	(1,005,686)	627.8%
Income before income taxes	52,759,138	41,951,245	10,807,893	25.8%
Provision for income taxes	10,801,313	9,037,144	1,764,169	19.5%
Net income	41,957,825	32,914,101	9,043,724	27.5%
Other comprehensive income
Foreign currency translation gain	4,876,751	7,547,145	(2,670,394)	(35.4)%
Comprehensive income	$46,834,576	$40,461,246	$6,373,330	15.8%
Basic weighted average shares outstanding	26,943,530	25,929,517	1,014,013	3.9%
Basic net earnings per share	$1.56	$1.27	$0.29	22.7%
Diluted weighted average shares outstanding	26,943,530	25,929,517	1,014,013	3.9%
Diluted net earnings per share	1.56	1.27	0.29	22.7%

Net Sales

Total net sales for the fiscal year ended June 30, 2012 were $217,524,205, an increase of $37,806,239, or 21.0%, from $179,717,966 for the fiscal year ended June 30, 2011. This increase was largely due to the strong sales of humic acid liquid and compound fertilizer products from Jinong and Gufeng respectively, which had higher selling prices.

For the fiscal year ended June 30, 2012, Jinong’s net sales increased $22,539,475, or 34.3%, to $88,168,740 from $65,629,265 from the fiscal year ended June 30, 2011. This increase was mainly attributable to the greater sales of humic acid fertilizer products including our liquid and powder fertilizers during this period as a result of our increased distributors and the aggressive marketing.

5

For the fiscal year ended June 30, 2012, net sales at Gufeng were $121,480,943, an increase of $14,399,925, or 13.4%, from $107,081,018 for the fiscal year ended June 30, 2011. The increase was due to the increasing demand for the organic/inorganic humic acid compound fertilizer products of Gufeng, higher average selling price per metric ton for the fiscal year ended June 30, 2012 than the price for the fiscal year ended June 30, 2011, and higher percentage of more expensive humic acid-based fertilizers in Gufeng’s product mix than in the same period in 2011. While with increase of 28% in the average unit price per metric ton at Gufeng from fiscal year 2011 to fiscal year 2012, the total sales volume at Gufeng decreased by 11% in metric tons from the fiscal year ended June 30, 2011 to the fiscal year ended June 30, 2012. Such decrease in sales volume is mainly attributable to the decrease in Gufeng’s export sales volume for the fiscal year ended June 30, 2012.

Jintai’s net sales decreased by $1,034,931, or 15.2%, to $5,792,002 for the fiscal year ended June 30, 2012 from $6,826,933 for the same period in 2011. The decrease was mainly attributable to Jintai’s nearby environmental degradation which resulted in its relocation commenced on March 1, 2012 and is still on going. Therefore, Jintai did not generate any sales revenue since March 1, 2012.

For the fiscal year ended June 30, 2012, Yuxing’s net sales were $2,082,520, an increase of $ 1,901,770, from $180,750 during the fiscal year ended June 30, 2011. The increase was mainly attributable to the strong sales of Yuxing’s top-grade flowers in the fiscal year 2012, while in the fiscal year 2011 Yuxing did not have commercialized top-grade flowers.

The Company’s current credit policy allows clients to pay off their receivable balance by up to 180 days from the point the revenue is recognized. Under this policy, for receivable older than 180 days, the Company will book 100% allowance toward the outstanding balance immediately. Such a policy became effective since the fiscal quarter period ended March 31, 2012. The extended credit period was referred to in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2012. The current policy is a revision of the Company’s previous credit policy, which allowed the clients to pay off receivables up to a shorter period of 90 days, instead of 180 days.

The implementation of the current policy was a result of the change in fertilizer market in the middle of fiscal year 2012. It applies to the Company’s subsidiaries in fertilizer segment, Jinong and Gufeng. Starting from 2011, the economy in China slowed down. The demand in the fertilizer market declined from previous year and remained softened toward year end. In addition, in December 2011, in overseeing the fertilizer market in China, the Ministry of Finance under the supervision of the State Council of the Central Government of the PRC, or the PRC authority, raised the 2012 export tariff for certain fertilizer products that Gufeng exports to in the international market. While we always keep a balanced mix of our domestic clients and oversea clients, Gufeng’s export ability was largely expected to be reduced during 2012 due to the prohibitively high export tariff imposed. We then had to rely on domestic clients to fill in the orders that could be under the export contract instead. To combat the adverse effect of high export tariff, we launched aggressive marketing campaign by forgoing advance payments and offering warehouse credit sales to selected clients. Coupled with the marketing efforts to selected clients, Gufeng and Jinong, adopted the updated 180-day credit policy for all clients, effective beginning 2012. The updated policy eased the payback period and provided much needed liquidity to the constraint clients. These policy adjustments and marketing tools were approved very essential in time for the Company in expanding its sales in the domestic segment and offsetting the negative effect of reduced export capacity up to date.

Cost of Goods Sold

Total cost of goods sold for the fiscal year ended June 30, 2012 was $138,248,972, an increase of $22,151,041, or 19.1%, from $116,097,931 for the fiscal year ended June 30, 2011. This increase was mainly due to the increase in sales and the increase in raw material and manufacturing costs.

Cost of goods sold by Jinong for the fiscal year ended June 30, 2012 was $34,129,304, an increase of $7,680,187, or 29.0%, from $26,449,117 for the same period in 2011. The increase was primarily attributable to the increase in the cost of raw materials and packaging materials.

Cost of goods sold by Gufeng for the fiscal year ended June 30, 2012 was $96,756,719, an increase of $11,085,729, or 12.9%, from $85,670,990 for the same period in 2011. The increase was primarily due to the increase in Gufeng’s fertilizer sales, the increase in Gufeng’s raw material cost and manufacturing costs.

Cost of goods sold by Jintai for the fiscal year ended June 30, 2012 was $5,415,970, an increase of $1,574,579, or 41.0%, from $3,841,391 for fiscal year 2011. The increase was primarily attributable to the obsolescence of Jintai’s butterfly orchids as the result of Jintai’s relocation.

For fiscal year ended June 30, 2012, cost of goods sold by Yuxing was $1,946,979, an increase of $1,810,546, from $136,433 for the fiscal year ended June 30, 2011. The increase was proportional to Yuxing’s sales.

Gross Profit

Total gross profit for the fiscal year ended June 30, 2012 increased by $ 15,655,198, or 24.6%, to $79,275,233, as compared to $63,620,035 for the fiscal year ended June 30, 2011. Gross profit margin was approximately 36.4% and 35.4% for the fiscal year ended June 30, 2012 and 2011, respectively.

Gross profit generated by Jinong increased by $14,859,288, or 37.9%, to $54,039,436 for the fiscal year ended June 30, 2012 from $39,180,148 for the fiscal year ended June 30, 2011. Gross profit margin from Jinong’s sales was approximately 61.3% and 59.7% for the fiscal year ended June 30, 2012 and 2011, respectively.

For the fiscal year ended June 30, 2012, gross profit generated by Gufeng was $ 24,724,224, an increase of $ 3,314,196, or 15.5%, from $21,410,028 for the fiscal year ended June 30, 2011. Gross profit margin from Gufeng’s sales was approximately 20.4% and 20.0% for the fiscal year ended June 30, 2012 and 2011, respectively.

Gross profit from Jintai decreased by $2,609,510, or 87.4%, for the fiscal year ended June 30, 2012, to $376,032, as compared to $2,985,542 for the fiscal year ended June 30, 2011. Gross profit margin from Jintai’s sales was approximately 6.5% and 43.7% for the fiscal years ended June 30, 2012 and 2011, respectively.

6

For the fiscal year ended June 30, 2012, gross profit from Yuxing was $135,541, an increase of $91,224 or 205.8%, from $44,317 for the fiscal years ended June 30, 2011. Gross profit margin from Yuxing’s sales was approximately 6.5% and 24.5% for the fiscal years ended June 30, 2012 and 2011, respectively.

Selling Expenses

Our selling expenses consist primarily of salaries of sales personnel, advertising and promotion expenses, freight-out costs and related compensation. Selling expenses were $11,548,816, or 5.3%, of net sales for the fiscal year ended June 30, 2012, as compared to $7,121,905, or 4.0% of net sales for the fiscal year ended June 30, 2011, an increase of $4,426,911, or 62.2%. The selling expenses of Gufeng were $3,183,853, or 2.6% of Gufeng’s net sales for the fiscal year ended June 30, 2012, as compared to $ 2,834,005, or 2.6% of Gufeng’s net sales for the fiscal year ended June 30, 2011. The selling expenses of Jinong for the fiscal year ended June 30, 2012 were $8,305,444, or 9.4% of Jinong’s net sales, as compared to selling expenses of $4,254,198, or 6.5% of Jinong’s net sales in fiscal year 2011. Most of this increase was due to Jinong’s expanded marketing efforts and the increase in shipping costs.

General and Administrative Expenses

General and administrative expenses consisted primarily of related salaries, rental expenses, business development, depreciation and travel expenses incurred by our general and administrative departments and legal and professional expenses including expenses incurred and accrued due to pending litigations. General and administrative expenses were $13,801,407, or 6.3% of net sales, for the fiscal year ended June 30, 2012, as compared to $14,386,699, or 8.0%, of net sales for the fiscal year ended June 30 2011, a decrease of $585,292, or 4.1%. This decrease was primarily the result of the decrease of legal and investor relations fees incurred in connection with certain pending litigations in 2011.

In addition, there have been obsolescence incurred write-offs classified as general and administration expenses since June 30, 2011 as described below which resulted in the Jintai's relocation described under the Recent Developments herein above:

As of June 2011, 4,852,236 number of Photinia fraseri were obsolete due to the air and water pollution in the surrounding area of Jintai. The total loss for this obsolescence incurred a write-off of $2,813,993, which equaled to the maintenance cost of Photinia fraseri, and was classified as general and administration expense in Jintai for the fiscal year June 30, 2011.

In addition, 2,028,508 and 1,532,876 number of Photinia fraseri became obsolete as of September 30 and December 31, 2011 respectively due to the exacerbating air and water pollution in the surrounding area of Jintai. The total loss for the obsolescence incurred write-offs of $288,307 and $957,407 respectively. The losses equaled to the maintenance cost of Photinia fraseri, and were classified as general and administration expense in Jintai for the quarter ended September 30 and December 31, 2011.

As of March 31, 2012, 54,682 number of butterfly orchids became obsolete due to disease. The total loss for the obsolescence incurred a write-off of $223,907, which equaled to the maintenance cost of butterfly orchids, and was classified as general and administration expense in Jintai as of March 31, 2012.

Total Other Income (Expenses)

Total other income (expense) consisted of income from subsidies received from the PRC government, interest income, interest expenses and bank charges. Total other expense for the fiscal year ended June 30, 2012 was $1,165,872, as compared to total other income of $160,186 for the fiscal year ended June 30, 2011, an increase in expense of $1,005,686, or 627.8%. The increase was mainly attributable to the $1,590,620 interest expense from Gufeng’s outstanding short-term loans.

Income Taxes

Jinong is subject to a preferred tax rate of 15% as a result of its business being classified as a High-Tech project under the PRC Enterprise Income Tax Law (“EIT”) that became effective on January 1, 2008. Jinong incurred income tax expenses of $6,597,766 for the fiscal year ended June 30, 2012, as compared to $5,157,184 for the fiscal year ended June 30, 2011, an increase of $1,440,582, or 27.9%, which was primarily attributable to Jinong’s increased operating income.

Gufeng, subject to a tax rate of 25%, incurred income tax expenses of $4,203,548 for the fiscal year ended June 30, 2012, as compared to $3,879,959 for the fiscal year ended June 30, 2011, an increase of $323,589, or 8.3%.

Jintai has been exempt from paying income tax as its products fall into the tax exemption list set out in the EIT.

Yuxing has no income tax for the fiscal year ended June 30, 2012 as a result of being exempted from paying income tax due to its products fall into the tax exemption list set out in the EIT, the same treatment as Jintai receives.

Net Income

Net income for the fiscal year ended June 30, 2012 was $41,957,825, an increase of $9,043,724, or 27.5%, compared to $32,914,101 for the fiscal year ended June 30, 2011. The increase was attributable to the increase in gross profit. Net income as a percentage of total net sales was approximately 19.3% and18.3 % for the fiscal year ended June 30, 2012 and 2011, respectively.

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The fiscal year ended June 30, 2011 compared to the fiscal year ended June 30, 2010.

The following table shows the operating results of the Company on a consolidated basis for the fiscal years ended June 30, 2011 and 2010.

	For the Years Ended June 30,
	2011	2010	Change	Change%
Sales
Jinong	$65,629,265	$45,816,377	19,812,888	43.2%
Gufeng	107,081,018	-	107,081,018	n/a
Jintai	6,826,933	6,274,375	552,558	8.8%
Yuxing	180,750	-	180,750	n/a
Net sales	179,717,966	52,090,752	127,627,214	245.0%
Cost of goods sold
Jinong	26,449,117	17,700,532	8,748,585	49.4%
Gufeng	85,670,990	-	85,670,990	n/a
Jintai	3,841,391	3,438,020	403,371	11.7%
Yuxing	136,433	-	136,433	n/a
Cost of goods sold	116,097,931	21,138,552	94,959,379	449.2%
Gross profit	63,620,035	30,952,200	32,667,835	105.5%
Operating expenses
Selling expenses	7,121,905	2,203,345	4,918,560	223.2%
General and administrative expenses	14,386,699	3,822,234	10,564,465	276.4%
Total operating expenses	21,508,604	6,025,579	15,483,025	257.0%
Income from operations	42,111,431	24,926,621	17,184,810	68.9%
Other income (expense)
Other income (expense)	23,999	(5,321)	29,320	-551.0%
Interest income	282,727	275,449	7,278	2.6%
Interest expense, net	(466,912)	(112,475)	(354,437)	315.1%
Total other income (expense)	(160,186)	157,653	(317,839)	-201.6%
Income before income taxes	41,951,245	25,084,274	16,866,971	67.2%
Provision for income taxes	9,037,144	3,794,516	5,242,628	138.2%
Net income	32,914,101	21,289,758	11,624,343	54.6%
Other comprehensive income
Foreign currency translation gain	7,547,145	899,481	6,647,664	739.1%
Comprehensive income	$40,461,246	$22,189,239	18,272,007	82.3%

Basic weighted average shares outstanding	25,929,517	23,468,246	2,461,271	10.5%
Basic net earnings per share	$1.27	$0.91	0.36	39.9%
Diluted weighted average shares outstanding	25,929,517	23,468,246	2,461,271	10.5%
Diluted net earnings per share	1.27	0.91	0.36	39.9%

Net Sales

Total net sales for the fiscal year ended June 30, 2011 were $179,717,966, an increase of $127,627,214, or 245.0%, from $52,090,752 for the fiscal year ended June 30, 2010. This increase was largely due to the inclusion of Gufeng’s net sales, which contributed $107,081,018, or 59.6%, of our total net sales. Our total net sales without including Gufeng’s net sales for the fiscal year ended June 30, 2011 were $72,636,948, an increase of $20,546,196, or 39.4%, from $52.1 million for the fiscal year ended June 30, 2010.

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For the fiscal year ended June 30, 2011, Jinong’s net sales increased $19,812,888, or 43.2%, to $65,629,265 from $45,816,377 from the fiscal year ended June 30, 2010. Sales volume increased 110.4% to 48,038 metric tons for the fiscal year ended June 30, 2011 from 22,835 metric tons for the fiscal year ended June 30, 2010. This increase was mainly attributable to greater sales of products including our liquid fertilizers, powder fertilizers, and particularly, the lower-margin granular fertilizers released since our 40,000 metric-ton production line began production in August 2009. In addition, Jinong launched more promotional activities to increase sales.

Net sales at Gufeng, which included one quarter of production on the new 200,000 metric ton line, for the fiscal year ended June 30, 2011, were $107.1 million.

Jintai’s net sales increased by $552,558, or 8.8%, to $6,826,933 for the fiscal year ended June 30, 2011 from $6,274,375 for the same period in 2010.

Yuxing achieved net sales of $180,750 during the fiscal year ended June 30, 2011. For fiscal year ended June 30, 2010, Yuxing segment had no revenues.

Cost of Goods Sold

Total cost of goods sold for the fiscal year ended June 30, 2011 was $116,097,931, an increase of $94,959,379, or 449.2%, from $21,138,551 for the fiscal year ended June 30, 2010. This significant increase was mainly due to the costs attributable to the production and sale of Gufeng’s products, which accounted for 73.8% of our cost of goods sold. The total cost of goods sold without including Gufeng’s cost of goods sold for the fiscal year ended June 30, 2011 was $30,426,941, an increase of $9,288,389, or 43.9% from $21,138,551 for the fiscal year ended June 30, 2010.

Cost of goods sold by Jinong for the fiscal year ended June 30, 2011 was $26,449,117, an increase of $8,748,585, or 49.4%, from $17,700,532 for the same period in 2010. As a percentage of total net sales, cost of goods sold by Jinong accounted for approximately 14.7% and 34.0% for the fiscal year ended June 30, 2011 and 2010, respectively. The increase in cost of goods sold was attributable to the increase in sales of lower-margin granular fertilizers and the increase in raw materials and packaging materials used as a result of our newly introduced powder and liquid fertilizer products.

Cost of goods sold by Gufeng for the fiscal year ended June 30, 2011 was $85,670,990 which accounted for 73.8% of total cost of goods sold.

Cost of goods sold by Jintai for the fiscal year ended June 30, 2011 was $3,841,391, an increase of $403,371, or 11.7%, from $3,438,020 for fiscal year 2010. The increase in the price of raw materials was the main reason for the increase in Jintai’s cost of goods sold.

Cost of goods sold by Yuxing was $136,433 for the fiscal year ended June 30, 2011. For fiscal year ended June 30, 2010, Yuxing segment had no cost of goods sold.

Gross Profit

Total gross profit for the fiscal year ended June 30, 2011 increased by $32,667,835, or 105.5%, to $63,620,035, as compared to $30,952,200 for the fiscal year ended June 30, 2010. Gross profit margin was approximately 35.4% and 59.4% for the fiscal year ended June 30, 2011 and 2010, respectively. The decrease in gross profit margin was primarily due to the acquisition of Gufeng, which mainly sells low-margin granular fertilizer products. The gross profit without including Gufeng’s gross profit was $42,210,007 with a gross profit margin of 58.1%.

 Gross profit generated by Jinong increased by $11,064,303, or 39.4%, to $39,180,148 for the fiscal year ended June 30, 2011 from $28,115,845 for the fiscal year ended June 30 2010. Gross profit margin from Jinong’s sales was approximately 59.7% and 61.4% for the fiscal year ended June 30, 2011 and 2010, respectively. The main reason for the decrease in Jinong’s gross profit margin was primarily attributable to the strong sales of lower-margin granular fertilizers for the fiscal year ended June 30, 2011 compared with a year ago. In addition, the increase in the price of raw materials also contributed to the lower margin than before.

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Gross profit generated by Gufeng was $21,410,028 with a gross profit margin of approximately 20.0% for the fiscal year ended June 30, 2011.

Gross profit from Jintai increased by $149,187, or 5.3%, for the fiscal year ended June 30, 2011, to $2,985,542, as compared to $2,836,355 for the fiscal year ended June 30, 2010. Gross profit margin from Jintai’s sales was approximately 43.7% and 45.2% for the fiscal years ended June 30, 2011 and 2010, respectively.

Gross profit from Yuxing was $44,317 with a gross profit margin of approximately 24.5% for the fiscal years ended June 30, 2011.

Selling Expenses

Our selling expenses consist primarily of salaries of sales personnel, advertising and promotion expenses, freight-out costs and related compensation. Selling expenses were $7,121,905, or 4.0%, of net sales for the fiscal year ended June 30, 2011 as compared to $2,203,345 or 4.2% of net sales for the fiscal year ended June 30, 2010, an increase of $4,918,560, or 223.2%. This increase was primarily due to the inclusion of Gufeng’s selling expenses for fiscal year 2011. The selling expenses of Gufeng were $ 2,834,005, or 2.6% of Gufeng’s net sales. The total selling expenses for the fiscal year ended June 30, 2011 without including Gufeng’s selling expenses was $4,287,900, or 5.9% of net sales excluding Gufeng’s net sales. The selling expenses of Jinong for the fiscal year ended June 30, 2011 were $4,254,198, or 6.5% of Jinong’s net sales, compared to selling expenses of $2,176,881, or 4.8% of Jinong’s net sales in fiscal year 2010. Most of this increase was due to Jinong’s expanded marketing efforts such as promotional materials and the increase in shipping costs.

General and Administrative Expenses

General and administrative expenses consisted primarily of related salaries, rental expenses, business development, depreciation and travel expenses incurred by our general and administrative departments and legal and professional expenses including expenses incurred and accrued due to pending litigations. General and administrative expenses were $14,386,699, or 8.0% of net sales, for the fiscal year ended June 30, 2011, as compared to $ 3,822,234, or 7.3%, of net sales for the fiscal year ended June 30 2010, an increase of $10,564,465. This increase was primarily the result of the inclusion of Gufeng’s general and administrative expenses, stock compensation expenses, Jintai’s photinia fraseri seedlings becoming obsolete and additional legal and investor relations fees incurred in connection with certain pending litigations. The general and administrative expenses of Gufeng were $3,287,152 for the fiscal year ended June 30, 2011. In addition, the non-cash stock compensation expense was $3,605,235 for the fiscal year ended June 30, 2011.

Total Other Income (Expenses)

Total other income (expense) consisted of income from subsidies received from the PRC government, interest income, interest expenses and bank charges. Total other expense for the fiscal year ended June 30, 2011 was $160,186, as compared to total other income of $157,653 for the fiscal year ended June 30, 2010, an increase in expense of $317,839, or 201.6%. The increase was mainly attributable to the $466,912 interest expense from Gufeng’s outstanding short-term loans.

Income Taxes

Jinong is subject to a preferred tax rate of 15% as a result of its business being classified as a High-Tech project under the PRC Enterprise Income Tax Law (“EIT”) that became effective on January 1, 2008. Jinong incurred income tax expenses of $5,157,184 for the fiscal year ended June 30, 2011, as compared to $3,794,515 for the fiscal year ended June 30, 2010, an increase of $1,362,669, or 35.9%, which was primarily attributable to Jinong’s increased operating income.

Gufeng, subject to a tax rate of 25%, incurred income tax expenses of $3,879,959 for the fiscal year ended June 30, 2011.

Jintai and Yuxing are currently exempted under PRC regulations from paying income tax.

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Net Income

Net income for the fiscal year ended June 30, 2011 was $32,914,101, an increase of $11,624,343, or 54.6%, compared to $21,289,758 for the fiscal year ended June 30, 2010. The increase was attributable to the increase in gross profit. Net income as a percentage of total net sales was approximately 18.2% and 40.9% for the fiscal year ended June 30, 2011 and 2010, respectively.

Discussion of Segment Profitability Measures

As of June 30, 2012, we were engaged in the following businesses: the production and sale of fertilizers through Jinong and Gufeng and the production and sale of high-quality agricultural products by Jintai and Yuxing. For financial reporting purposes, our operations were organized into four main business segments based on location and product: Jinong (fertilizer production), Gufeng (fertilizer production), Jintai (agricultural products production) and Yuxing (agricultural products production). Each of the segments has its own annual budget with regard to development, production and sales.

Each of the four operating segments referenced above has separate and distinct general ledgers. The chief operating decision maker (“CODM”) receives financial information, including revenue, gross margin, operating income and net income produced from the various general ledger systems to make decisions about allocating resources and assessing performance; however, the principal measure of segment profitability or loss used by the CODM is net income by segment.

For Jinong, the net income increased 28.2% by $8,224,216 to $37,363,673 for the fiscal year 2012 from $29,139,457 for the fiscal year 2011, while its net income increased 35.5% by $7,637,205 to $29,139,457 for the fiscal year 2011 from $21,502,252 for the fiscal year 2010.

For Gufeng, the net income increased 12.2% by $1,339,117 to $12,335,102 for the fiscal year 2012 from $10,995,984 for the fiscal year 2011.

For Yuxing, the net loss decreased 41.8% by$122,918.00 to $170,996 for the fiscal year 2012 from $293,914 for the fiscal year 2011, while its net loss increased 62.1% by $112,610 to a net loss of $293,914 for the fiscal year 2011 from a net loss of $181,304 for the fiscal year 2010.

For Jintai, the net loss increased 1,835.9% by $1,766,991 to $1,863,235 for the fiscal year 2012 from the net loss of $96,244 for the fiscal year 2011, while it net income decreased 103.6% by $2,736,477 to a net loss of $96,244 for the fiscal year 2011 from a net profit of $2,640,233 for the fiscal year 2010The loss incurred by Jintai in fiscal year 2012 was primarily due to its relocation.

Liquidity and Capital Resources

Our principal sources of liquidity include cash from operations, borrowings from local commercial banks and net proceeds of offerings of our securities consummated in July 2009 and November/December 2009 (collectively the “Public Offerings”).

As of June 30, 2012, cash and cash equivalents were $71,978,630, an increase of $6,372,217 and $3,270,976, or 9.7% and 5.2%, respectively, from $65,606,413 and $62,335,437 as of June 30, 2011 and 2010, respectively.

We intend to use some of the remaining net proceeds from the Public Offerings (approximately $8.5 million), as well as other working capital if required, to acquire new businesses, upgrade production lines and complete Yuxing’s new greenhouse facilities for agriculture products located on 88 acres of land in Hu County, 18 kilometers southeast of Xi’an city. We believe that we have sufficient cash on hand and positive projected cash flow from operations to support our business growth for the next twelve months to the extent we do not have further significant acquisitions or expansions. However, if events or circumstances occur and we do not meet our operating plan as expected, we may be required to seek additional capital and/or to reduce certain discretionary spending, which could have a material adverse effect on our ability to achieve our business objectives.  Notwithstanding the foregoing, we may seek additional financing as necessary for expansion purposes and when we believe market conditions are most advantageous, which may include additional debt and/or equity financings. There can be no assurance that any additional financing will be available on acceptable terms, if at all. Any equity financing may result in dilution to existing stockholders and any debt financing may include restrictive covenants.

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The following table sets forth a summary of our cash flows for the periods indicated:

	Fiscal Year Ended June 30,
	2012	2011	2010
Net cash provided by operating activities	$6,400,398	$33,647,469	$12,232,035
Net cash used in investing activities	(11,883,947)	(32,966,702)	(16,524,693)
Net cash provided by financing activities	10,278,376	-	48,451,548
Effect of exchange rate change on cash and cash equivalents	1,577,390	2,590,209	381,100
Net increase in cash and cash equivalents	6,372,217	3,270,976	44,539,990
Cash and cash equivalents, beginning balance	65,606,413	62,335,437	17,795,447
Cash and cash equivalents, ending balance	$71,978,630	$65,606,413	$62,335,437

Operating Activities

Net cash provided by operating activities was $6,399,953 for the fiscal year ended June 30, 2012, a decrease of $27,247,516, or 81.0%, and an increase of $21,415,434, or 175.1%%, respectively, from $33,647,469 and $12,232,035 net cash provided by operating activities for fiscal years 2011 and 2010, respectively. The decrease was mainly due to the increased credit sales by Gufeng during the fiscal year ended June 30, 2012, which was part of Gufeng’s warehouse selling. To retain and expand Gufeng’s market share, Gufeng enhanced its warehouse selling and increased the credit sales for Gufeng’s fertilizer products. Credit sales by Jinong have also increased during the fiscal year ended June 30, 2012 contributing to the decrease in cash provided by operations. In addition to an increase in accounts receivables, our inventory has increased to keep up with the increase in our revenues which also results in a decrease in cash provided by operations.

Investing Activities

Net cash used in investing activities for the fiscal year ended June 30, 2012 was $11,883,947, a decrease of $21,082,755, or 64.0% from $32,966,702 for the fiscal year ended June 30, 2011. The $11,883,947 used in investing activities in 2012 was on purchases of property plant and equipment. In 2011 the $32,966,702 used in investing activities consisted of purchases of property, plant and equipment of $22,740,118, the acquisition of Gufeng of $6,720,539 and an increase in construction in progress of $3,506,045.

Financing Activities

Net cash provided by financing activities in the fiscal year ended June 30, 2012 totaled $10,278,376. The net cash provided by financing activities for the same period in 2011 and 2010 was $0 and $48,451,548, mainly due to the Public Offerings. The cash provided by financing activities in 2012 was primarily due to the proceeds of loans of $9,678,375.

At June 30, 2012, 2011 and 2010, our loans payable were as follows:

	June 30, 2012	June 30, 2011	June 30, 2010*
Short term loans payable:	$13,931,280	$4,099,550	$-
Total	$13,931,280	$4,099,550	$-

*Excludes Gufeng, which was acquired in July 2010.

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Accounts Receivable

We had accounts receivable of $62,001,158 as of June 30, 2012, as compared to $17,517,625 and $15,571,888 as of June 30, 2011 and 2010, respectively, an increase of $44,483,533 and $1,954,737, or 253.9% and 12.5%, respectively. To retain and expand its market share, Gufeng enhanced its warehouse selling and increased the credit sales for Gufeng’s fertilizer products. Jinong has increased its sales of humic acid fertilizer products including liquid and powder fertilizers as a result of increased distributors and the aggressive marketing. The significant increase in account receivable is directly attributed to the significant increase in credit sales over the most recent fiscal year. Management continually monitors and evaluates the structure and collectability of its accounts receivable balances, performs routine assessment of our customers’ creditworthiness and provides an allowance for doubtful accounts when necessary.

Our allowance for doubtful accounts was $679,268 as of June 30, 2012, as compared to $337,801 and $193,403 as of June 30, 2011 and 2010, respectively, an increase of $341,467 and $144,398, or 101.1% and 74.7%, respectively. The increase of allowance for doubtful accounts was mainly due to the increased credit sales in Gufeng.

Inventories

We had an inventory of $28,602,684 as of June 30, 2012, as compared to $23,732,404 and $11,262,647 as of June 30, 2011 and 2010, an increase of $4,870,280 and $12,469,757 or 20.5% and110.7%. The main reason for this increase was that we increased our packing material reserves and our finished fertilizer products for sale to meet the anticipated large order. Sales for the fiscal year ended June 30, 2012 have increased by approximately 34.3% and 43.2% over the comparable periods in 2011 and 2010, respectively. We have had to increase our inventory to keep up with current demand for our products.

Advances to Suppliers

We had advances to suppliers of $12,207,325 as of June 30, 2012 as compared to $11,487,896 and $221,280 as of June 30, 2011 and 2010, respectively, representing an increase of $719,429 and $11,266,616, or 6.3% and 5,091.6%, respectively.  The increase in the amount of advances to suppliers is mainly due to Gufeng’s seasonal compound fertilizer business, which may result in carrying significant amounts of inventory and seasonal variations in working capital. To ensure our ability to deliver compound fertilizer to the distributor timely prior to the planting season, we need to have sufficient raw material in stock to feed the production. To build up the inventory, we typically make advance payment to the supplier to secure the supply of raw material of basic fertilizer. Our inability to predict future seasonal fertilizer demand accurately may result in excess inventory or product shortages.

Accounts Payable

We had accounts payable of $6,881,748 as of June 30, 2012 as compared to $5,981,703 and $328,124 as of June 30, 2011 and 2010, representing an increase of $900,045 and 5,653,579, or 15.0% and 1, 723.0%. The increase was mainly attributable to late payment on packing material due to late receipt of invoices.

Unearned Revenue

We had unearned revenue of $2,625,014 as of June 30, 2012 as compared to $11,059,313 and $41,645 as of June 30, 2011 and 2010, respectively, representing a decrease of $8,434,299, or 76.3% and an increase of $11,017,668, or 26,456.2%, respectively.  The decrease in unearned revenue results from the expanded credit sales to selected distributors in Gufeng’s warehouse sales program. Such program is a customized marketing strategy that requires less or few advanced deposit payment from the participating distributors prior to the delivery of fertilizer products. With offering participating distributors certain sales credits in distributing the fertilizer products through the program, the Company manages more account receivables and concurrently has less unearned revenue.

Tax Payable

We had taxes payable of $17,675,389 as of June 30, 2012 as compared to $7,004,865 and $2,304,382 as of June 30, 2011 and 2010, respectively, representing an increase of $10,670,524 and $4,845,891, or 152.3% and 210.3%, respectively.  This increase was mainly due to the growth and expansion from Gufeng post to its acquisition, which had taxes payable of $8,267,924 as of June 30, 2012.

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Contractual Obligations

At June 30, 2012, our contractual obligations are as follows:

		Payments Due by Period
	Less Than	One to	Three to	More Than
	One Year	Three Years	Five Years	Five Years	Total
Short term loans	$13,931,280	$-	$-	$-	$13,931,280
Operating lease obligations	61,686	61,686	15,419	15,419	154,210
Total	$13,992,966	$61,686	$15,419	$15,419	$14,085,490

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. Our financial statements reflect the selection and application of accounting policies which require management to make significant estimates and judgments. See Note 2 to our consolidated financial statements, “Basis of Presentation and Summary of Significant Accounting Policies.” We believe that the following paragraphs reflect the more critical accounting policies that currently affect our financial condition and results of operations:

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amount of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. However, actual results could differ materially from those estimates.

Revenue recognition

Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, we have no other significant obligations and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

Our revenue consists of invoiced value of goods, net of a value-added tax (VAT). No product return or sales discount allowance is made as products delivered and accepted by customers are not returnable and sales discounts are not granted after products are delivered.

 Accounts receivable

Our policy is to maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Any accounts receivable that is outstanding for more than 180 days will be accounted as allowance for bad debts.

The adjustment in the credit policy is an ease of payback term for all Jinong and Gufeng’s clients. As such, no specific changes had been involved in the assessments of customer's creditworthiness and account collectability. Subsequent to the policy adjustment, we have been closely monitoring the receivables’ aging and constantly analyzing the collection results.

The current credit policy offers extra 90 days for Jinong and Gufeng’s clients to pay back the sales amount in addition to the initial 90-day period in the predecessor policy. As such, in Jinong and Gufeng, any accounts receivable aging between 90 days to 180 days, will be considered as current, instead of delinquent any more. These accounts, under the 180-day policy, no longer incur any allowance charge against their outstanding balance, but would have incur 100% allowance charge under the previous policy otherwise. In summary, under the 180-day policy, the Company is required to book less allowance charge than under the previous policy. Therefore, the allowance for doubtful accounts fell from approximately two percent of receivables at June 30, 2011 to approximately one percent of receivables at June 30, 2012.

Inventories

Inventory is valued at the lower of cost (determined on a weighted average basis) or market. Inventories consist of raw materials, work in process, finished goods and packaging materials. The Company reviews its inventories regularly for possible obsolete goods and establishes reserves when determined necessary.

14

Estimate Impairment of Long-Lived Assets

The Company tests long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

Estimate Impairment of Intangible Assets

The Company records intangible assets acquired individually or as part of a group at fair value. Intangible assets with definitive lives are amortized over the useful life of the intangible asset, which is the period over which the asset is expected to contribute directly or indirectly to the entity’s future cash flows. The Company evaluates intangible assets for impairment at least annually and more often whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. The Company has not recorded impairment of intangible assets as of June 30, 2012, 2011, and 2010, respectively.

Fair Value Measurement and Disclosures

Our accounting for Fair Value Measurement and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level one — Quoted market prices in active markets for identical assets or liabilities;

Level two — Inputs other than level one inputs that are either directly or indirectly observable; and

Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter. The Company had no assets and liabilities measured at fair value at June 30, 2011.

The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair values due to the short maturities of these instruments.

Stock-Based Compensation

The costs of all employee stock options, as well as other equity-based compensation arrangements, are reflected in the consolidated financial statements based on the estimated fair value of the awards on the grant date. That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). Stock compensation for stock granted to non-employees is determined as the fair value of the consideration received or the fair value of equity instruments issued, whichever is more reliably measured.

Income taxes

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

15

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The evaluation of a tax position is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigations based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2012, 2011 and 2010. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Foreign currency translation

The reporting currency of the Company is the US dollar. The functional currency of the Company and Green New Jersey is the US dollar. The functional currency of the Chinese subsidiaries is the Chinese Yuan or Renminbi (“RMB”). For the subsidiaries whose functional currencies are other than the US dollar, all asset and liability accounts were translated at the exchange rate on the balance sheet date; stockholder's equity is translated at the historical rates and items in the cash flow statements are translated at the average rate in each applicable period. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of shareholders’ equity. The resulting translation gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Segment reporting

FASB ASC 280, (previously SFAS No. 131, Segment Reporting) requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

During the year ended June 30, 2012, we were organized into four main business segments: Jinong (fertilizer production), Gufeng (fertilizer production), Jintai (agricultural products production) and Yuxing (agricultural products production).

Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements and the impact of these pronouncements on our consolidated financial statements, see Note 2 of Notes to Consolidated Financial Statements included elsewhere in this Report.

16

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Green Agriculture, Inc.

Date: January__, 2013	By:
Tao Li
President and CEO

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

January__, 2013
Tao Li, Chairman of the Board of Directors, President and CEO
(principal executive officer)

January__, 2013
Ken Ren, Chief Financial Officer
(principal financial officer and principal accounting officer)

January__, 2013
Yu Hao, Director

January__, 2013
Lianfu Liu, Director

January__, 2013
Yizhao Zhang, Director

January__, 2013
Yiru Shi, Director

17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

China Green Agriculture Inc. and its subsidiaries

We have audited the accompanying consolidated balance sheets of China Green Agriculture, Inc. and its subsidiaries (the “Company”) as of June 30, 2012 and 2011, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a) 2. The Company’s management is responsible for these financial statements and schedules. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Green Agriculture, Inc. and its subsidiaries as of June 30, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2012 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Green Agriculture, Inc. and subsidiaries’ internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 13, 2012 expressed an unqualified opinion thereon.

/s/ KABANI & COMPANY, INC.

CERTIFIED PUBLIC ACCOUNTANTS

Los Angeles, CA

September 13, 2012

F-1

CHINA GREEN AGRICULTURE INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2012 AND 2011

	2012	2011

ASSETS
Current Assets
Cash and cash equivalents	$71,978,630	$65,606,413
Accounts receivable, net	62,001,158	17,517,625
Inventories	28,602,684	23,732,404
Other current assets	299,526	537,126
Advances to suppliers	12,207,325	11,487,896
Total Current Assets	175,089,323	118,881,464

Plant, Property and Equipment, Net	80,065,161	66,211,441

Construction In Progress	-	4,662,039

Other Assets - Non Current	182,119	150,169

Intangible Assets, Net	27,618,641	28,508,629

Goodwill	5,075,809	4,957,245

Total Assets	$288,031,053	$223,370,987

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$6,881,748	$5,981,703
Unearned revenue	2,625,014	11,059,313
Accrued expenses and other payables	4,290,249	3,282,353
Amount due to related parties	370,719	69,962
Taxes payable	17,675,389	7,004,865
Short term loans	13,931,280	4,099,550
Total Current Liabilities	45,774,399	31,497,746

Commitment and Contingencies

Stockholders' Equity
Preferred Stock, $.001 par value, 20,000,000 shares authorized, zero shares issued and outstanding	-	-
Common stock, $.001 par value, 115,197,165 shares authorized, 27,455,722 and 26,845,860 shares issued and outstanding as of June 30, 2012 and June 30, 2011, respectively	27,456	26,846
Additional paid-in capital	102,175,709	98,627,482
Statutory reserve	15,130,158	10,027,721
Retained earnings	109,142,824	72,287,436
Accumulated other comprehensive income	15,780,507	10,903,756
Total Stockholders' Equity	242,256,654	191,873,241

Total Liabilities and Stockholders' Equity	$288,031,053	$223,370,987

The accompanying notes are an integral part of these consolidated financial statements.

F-2

CHINA GREEN AGRICULTURE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF  INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30, 2012, 2011, AND 2010

	For the Years Ended June 30,
	2012	2011	2010
Sales
Jinong	$88,168,740	$65,629,265	$45,816,377
Gufeng	121,480,943	107,081,018	-
Jintai	5,792,002	6,826,933	6,274,375
Yuxing	2,082,520	180,750	-
Net sales	217,524,205	179,717,966	52,090,752
Cost of goods sold
Jinong	34,129,304	26,449,117	17,700,532
Gufeng	96,756,719	85,670,990	-
Jintai	5,415,970	3,841,391	3,438,020
Yuxing	1,946,979	136,433	-
Cost of goods sold	138,248,972	116,097,931	21,138,552
Gross profit	79,275,233	63,620,035	30,952,200
Operating expenses
Selling expenses	11,548,816	7,121,905	2,203,345
General and administrative expenses	13,801,407	14,386,699	3,822,234
Total operating expenses	25,350,223	21,508,604	6,025,579
Income from operations	53,925,010	42,111,431	24,926,621
Other income (expense)
Other income (expense)	60,212	23,999	(5,321)
Interest income	364,536	282,727	275,449
Interest expense, net	(1,590,620)	(466,912)	(112,475)
Total other income (expense)	(1,165,872)	(160,186)	157,653
Income before income taxes	52,759,138	41,951,245	25,084,274
Provision for income taxes	10,801,313	9,037,144	3,794,516
Net income	41,957,825	32,914,101	21,289,758
Other comprehensive income
Foreign currency translation gain	4,876,751	7,547,145	899,481
Comprehensive income	$46,834,576	$40,461,246	$22,189,239

Basic weighted average shares outstanding	26,943,530	25,929,517	23,468,246
Basic net earnings per share	$1.56	$1.27	$0.91
Diluted weighted average shares outstanding	26,943,530	25,929,517	23,468,246
Diluted net earnings per share	1.56	1.27	0.91

The accompanying notes are an integral part of these consolidated financial statements.

F-3

CHINA GREEN AGRICULTURE INC. AND SUBSIDIARIES

STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED JUNE 30, 2012, 2011 AND 2010

	Number Of Shares	Common Stock	Additional Paid In Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
BALANCE, JUNE 30, 2009	12,281,569	$12,282	$2,060,162	$3,468,530	$24,642,768	$2,457,130	$32,640,872

Net income for the year ended June 30, 2010	-	-	-	-	21,289,758	-	21,289,758

Reclass PIPE shares subject to redemption	6,313,617	6,314	20,512,941	-	-	-	20,519,255

Stock issued in relation to fund raising	5,627,564	5,628	51,487,207	-	-	-	51,492,835

Stock based compensation	272,161	272	1,695,449	-	-	-	1,695,721

Exercised of stock options-cashless	77,418	77	(77)	-	-	-	-

Transfer to statutory reserve	-	-	-	2,396,118	(2,396,118)	-	-

Accumulative other comprehensive income	-	-	-	-	-	899,481	899,481

BALANCE, JUNE 30, 2010	24,572,329	24,573	75,755,682	5,864,648	43,536,408	3,356,611	128,537,922

Net income for the year ended ended June 30, 2011	-	-	-	-	32,914,101	-	32,914,101

Stock issued in relation to Acquisition	2,275,931	2,275	19,297,619	-	-	-	19,299,894

Stock based compensation	-	-	3,605,235	-	-	-	3,605,235

Forefeiture of shares issued for services	(2,400)	(2)	(31,054)	-	-	-	(31,056)

Transfer to statutory reserve	-	-	-	4,163,073	(4,163,073)	-	-

Accumulative other comprehensive income	-	-	-	-	-	7,547,145	7,547,145

BALANCE, JUNE 30, 2011	26,845,860	26,846	98,627,482	10,027,721	72,287,436	10,903,756	191,873,241

Net income for the year ended June 30, 2012	-	-	-	-	41,957,825		41,957,825

Issuance of stock for cash	63,158	63	299,938	-	-	-	300,001

Issuance of stock for consulting services	5,704	6	23,994	-	-	-	24,000

Stock based compensation	541,000	541	3,224,295	-	-	-	3,224,836

Transfer to statutory reserve	-	-	-	5,102,437	(5,102,437)	-	-

Accumulative other comprehensive income	-	-	-	-	-	4,876,751	4,876,751

BALANCE, JUNE 30, 2012	27,455,722	$27,456	$102,175,709	$15,130,158	$109,142,824	$15,780,507	$242,256,654

The accompanying notes are an integral part of these consolidated financial statements.

F-4

CHINA GREEN AGRICULTURE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2012, 2011, AND 2010

	For The Years Ended June 30,
	2012	2011	2010
Cash flows from operating activities
Net income	$41,957,825	$32,914,101	$21,289,758
Adjustments to reconcile net income to net cash provided by operating activities
Issuance of common stock and stock options for compensation	3,248,836	3,605,235	1,695,449
Cancelation of previously issued shares for services	-	(31,056)	-
Depreciation	4,429,960	4,161,068	2,310,596
Amortization	1,562,906	1,587,190	287,521
Changes in operating assets, net of effects from acquisitions
Accounts receivable	(43,814,193)	(838,962)	(7,278,914)
Other current assets	245,965	(414,302)	50,286
Inventories	(4,278,219)	6,765,750	(4,006,562)
Advances to suppliers	(442,144)	(9,390,123)	(124,298)
Other assets	(28,198)	(146,674)	(44,648)
Change in operating liabilities, net of effects from acquisitions
Accounts payable	755,931	(494,063)	(602,750)
Unearned revenue	(8,649,382)	(8,875,835)	17,304
Tax payables	10,443,311	4,467,368	(606,318)
Accrued expenses and other payables	967,800	337,772	(755,389)
Net cash provided by operating activities	6,400,398	33,647,469	12,232,035

Cash flows from investing activities
Purchase of plant, property, and equipment	(11,883,947)	(22,740,118)	(14,092,793)
Purchase of intangible assets	-	-	(10,719,653)
Acquisition, net of cash acquired	-	(6,720,539)	-
Increase in construction in progress	-	(3,506,045)	8,287,753
Net cash used in investing activities	(11,883,947)	(32,966,702)	(16,524,693)

Cash flows from financing activities
Repayment of loan	-	(2,253,000)	(3,178,477)
Proceeds from loans	9,678,375	2,253,000	-
Shares issuance cost	-	-	(2,232,302)
Proceeds from issuance of shares	300,001	-	53,778,748
Advance from related party	300,000	-	-
Restricted cash	-	-	83,579
Net cash provided by financing activities	10,278,376	-	48,451,548

Effect of exchange rate change on cash and cash equivalents	1,577,390	2,590,209	381,100
Net increase in cash and cash equivalents	6,372,217	3,270,976	44,539,990

Cash and cash equivalents, beginning balance	65,606,413	62,335,437	17,795,447
Cash and cash equivalents, ending balance	$71,978,630	$65,606,413	$62,335,437

Supplement disclosure of cash flow information
Interest expense paid	$1,590,620	$562,778	$112,475
Income taxes paid	$337,872	$4,623,700	$3,081,886

Supplement disclosure of non-cash investing and financing activities
Issuance of 2,275,931 shares for acquisition of Gufeng	$-	$19,299,894	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-5

CHINA GREEN AGRICULTURE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

China Green Agriculture, Inc. (the “Company”), through its subsidiaries, is engaged in the research, development, production, distribution and sale of humic acid-based compound fertilizer, compound fertilizer, blended fertilizer, organic compound fertilizer, slow-release fertilizers, highly-concentrated water-soluble fertilizers and mixed organic-inorganic compound fertilizer and the development, production and distribution of agricultural products.

The Company’s corporate structure as of June 30, 2012 is set forth in the diagram below:

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principle of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Green New Jersey, Jinong, Jintai, Yuxing, Gufeng and Tianjuyuan. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amount of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. However, actual results could differ materially from those results.

Cash and cash equivalents and concentration of cash

For statement of cash flows purposes, the Company considers all cash on hand and in banks, certificates of deposit with state owned banks in the Peoples Republic of China (“PRC”) and banks in the United States, and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents. The Company maintains large sums of cash in major banks in China. The aggregate cash in such accounts and on hand as of June 30, 2012 was $71,701,092. There is no insurance securing these deposits in China. In addition, the Company also had $280,445 in cash in two banks in the United States as of June 30, 2012, with $500,000 secured by the U.S. Federal Deposit Insurance Corporation. Cash overdraft as of balance sheet date will be reflected as liabilities in the balance sheet. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

F-6

Accounts receivable

The Company's policy is to maintain reserves for potential credit losses on accounts receivable. Management regularly reviews the composition of accounts receivable and analyzes customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves at each year-end. Accounts considered uncollectible are written off through a charge to the valuation allowance. As of June 30, 2012 and 2011, the Company had accounts receivable of $62,001,158 and $17,517,625, net of allowance for doubtful accounts of $679,268 and $337,801, respectively. The Company adopts no policy to accept product returns post to the sales delivery.

As we discussed in the Form 10-K and this report, the Company continually monitor and evaluate the structure and collectability of the Company’s accounts receivable balances, perform routine assessment of our customers’ creditworthiness and provide an allowance for doubtful accounts when necessary. The monitor process of accounts receivable were performed continuously throughout its daily operations. The Company routinely revisits its reserve policy and assesses the necessity of policy adjustment on annual basis, at least.

In addition to the annual revisit, depending on the collection progress via regular monitoring, the Company often elect to hold ad hoc session at regular management meetings, such as monthly meeting of operation results and planning, to timely evaluate the credit risk of client payment amid the rapid change in market trend.

Inventories

Inventory is valued at the lower of cost (determined on a weighted average basis) or market. Inventories consist of raw materials, work in process, finished goods and packaging materials. The Company reviews its inventories regularly for possible obsolete goods and establishes reserves when determined necessary. At June 30, 2012 and 2011, the Company had no reserve for obsolete goods.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extend the life of plant, property, and equipment are capitalized. These capitalized costs may include structural improvements, equipment, and fixtures. All ordinary repair and maintenance costs are expensed as incurred.

Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets:

Estimated Useful Life
Building	10-25 years
Agricultural assets	8 years
Machinery and equipment	5-15 years
Vehicles	3-5 years

Construction in Progress

Construction in progress represents the costs incurred in connection with the construction of buildings or new additions to the Company’s plant facilities. Costs classified to construction in progress include all costs of obtaining the asset and bringing it to the location and condition necessary for its intended use. No depreciation is provided for construction in progress until such time as the assets are completed and are placed into service. Interest incurred during construction is capitalized into construction in progress.

Long-Lived Assets

The Company tests long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. At June 30, 2012 and 2011, the Company determined that there were no impairments of its long-lived assets.

Intangible Assets

The Company records intangible assets acquired individually or as part of a group at fair value. Intangible assets with definitive lives are amortized over the useful life of the intangible asset, which is the period over which the asset is expected to contribute directly or indirectly to the entity’s future cash flows. The Company evaluates intangible assets for impairment at least annually and more often whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. The Company has not recorded impairment of intangible assets as of June 30, 2012, 2011, and 2010, respectively.

F-7

Goodwill

Goodwill represents the excess of purchase price over the underlying net assets of businesses acquired. Under accounting requirements, goodwill is not amortized but is subject to annual impairment tests. As of June 30, 2012, the Company performed the required impairment review which resulted in no impairment adjustment.

Summary of changes in goodwill by reporting segments is as follows:

		Foreign
	Balance at	Currency	Balance at
Entity	June 30, 2011	Adjustment	June 30, 2012
Gufeng	$4,957,245	$118,564	$5,075,809

Fair Value Measurement and Disclosures

Our accounting for Fair Value Measurement and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level one — Quoted market prices in active markets for identical assets or liabilities;

Level two — Inputs other than level one inputs that are either directly or indirectly observable; and

Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter. The Company had no assets and liabilities measured at fair value at June 30, 2012 and 2011.

The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair values due to the short maturities of these instruments.

Revenue recognition

Sales revenue is recognized on the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue. As of June 30, 2012 and 2011, the Company had unearned revenues of $2,625,014 and $11,059,313, respectively.

The Company's revenue consists of invoiced value of goods, net of a value-added tax (VAT). No product return or sales discount allowance are made as products delivered and accepted by customers are not returnable and sales discounts are not granted after products are delivered.

Stock-Based Compensation

The costs of all employee stock options, as well as other equity-based compensation arrangements, are reflected in the consolidated financial statements based on the estimated fair value of the awards on the grant date. That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). Stock compensation for stock granted to non-employees is determined as the fair value of the consideration received or the fair value of equity instruments issued, whichever is more reliably measured.

F-8

Income taxes

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The evaluation of a tax position is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigations based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2012, 2011 and 2010. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Foreign currency translation

The reporting currency of the Company is the US dollar. The functional currency of the Company and Green New Jersey is the US dollar. The functional currency of the Chinese subsidiaries is the Chinese Yuan or Renminbi (“RMB”). For the subsidiaries whose functional currencies are other than the US dollar, all asset and liability accounts were translated at the exchange rate on the balance sheet date; stockholders’ equity is translated at the historical rates and items in the income statement and cash flow statements are translated at the average rate in each applicable period. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of shareholders’ equity. The resulting translation gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Segment reporting

The Company utilizes the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

As of June 30, 2012, the Company, through its subsidiaries is engaged into four main business segments based on location and product: Jinong (fertilizer production), Gufeng (fertilizer production), Jintai (agricultural products production) and Yuxing (agricultural products production).

Fair values of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are categorized based on whether or not the inputs are observable in the market and the degree that the inputs are observable. The categorization of financial assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company's financial instruments primarily consist of cash and cash equivalents, accounts receivable, other receivables, advances to suppliers, accounts payable, other payables, tax payable, and related party advances and borrowings.

As of the balance sheet dates, the estimated fair values of the financial instruments were not materially different from their carrying values as presented on the balance sheets. This is attributed to the short maturities of the instruments and that interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at respective balance sheet dates.

F-9

Statement of cash flows

The Company's cash flows from operations are calculated based on the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheets.

Earnings per share

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options and stock awards.

The components of basic and diluted earnings per share consist of the following:

	For the Years Ended June 30,
	2012	2011	2010
Net Income for Basic Earnings Per Share	$41,957,825	$32,914,101	$21,289,758
Basic Weighted Average Number of Shares	26,943,530	25,929,517	23,468,246
Net Income per Share – Basic	$1.56	$1.27	$0.91

Net Income for Diluted Earnings Per Share	$41,957,825	$32,914,101	$21,289,758
Diluted Weighted Average Number of Shares	26,943,530	25,929,517	23,468,246
Net Income per Share – Diluted	$1.56	$1.27	$0.91

Reclassification

Certain reclassifications have been made to the prior year consolidated financial statements to conform to the 2012 consolidated financial statement presentation. Such reclassifications did not affect total revenues, operating income or net income or cash flows as previously reported.

Recent accounting pronouncements

In May 2011, the FASB issued guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption by public entities prohibited. The Company is currently evaluating this guidance, but does not expect its adoption will have a material effect on its consolidated financial statements.

In June 2011, the FASB issued new guidance on the presentation of comprehensive income that will require a company to present components of net income and other comprehensive income in one continuous statement or in two separate, but consecutive statements. There are no changes to the components that are recognized in net income or other comprehensive income under current GAAP. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, with early adoption permitted. The Company is currently evaluating this guidance, but does not expect its adoption will have a material effect on its consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08 which provides an entity the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test for goodwill impairment.  If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required.  Otherwise, no further testing is required. The revised standard is effective for the Company for its annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  The Company is currently evaluating this guidance, but does not expect its adoption will have a material effect on its consolidated financial statements.

F-10

NOTE 3 – ACQUISITION

Beijing Gufeng Chemical Products Co., Ltd. (“Gufeng”) was founded in 1993. Its wholly-owned subsidiary Beijing Tianjuyuan Fertilizer Co., Ltd. (“Tianjuyuan”) was founded in 2001 and was acquired by Gufeng on May 4, 2010. Both companies are based in Beijing, and registered to produce compound fertilizer, blended fertilizer, organic compound fertilizer and mixed, organic-inorganic compound fertilizer and sell their products throughout China and abroad.

On July 2, 2010, the Company acquired Gufeng and its wholly-owned subsidiary Tianjuyuan by purchasing all of Gufeng’s outstanding equity interests and delivering acquisition consideration of approximately $8.8 million cash and approximately 1.4 million shares of the Company’s common stock (valued at approximately $11.6 million) to the former shareholders of Gufeng or their designees (the “Gufeng Shareholders”). Additionally, the Company may be required to deliver up to an additional 0.9 million shares of common stock, which are being held in escrow (the “Escrowed Shares”), to be released based upon achievement of following conditions:

1) If Gufeng achieved certain sales revenue targets for its fiscal year ending June 30, 2011 (the “Sales Target”), 341,390 of the Escrowed Shares would be released from escrow to the Gufeng Shareholders, which is subject to adjustment based on a three-tier system. If Gufeng achieved at least 80% of the Sales Target, then 227,593 of the Escrowed Shares would be released from escrow to the Gufeng Shareholder, and if Gufeng achieves at least 60% of the Sales Target, then 113,797 of the Escrowed Shares would be released from escrow to the Gufeng Shareholders. Gufeng had revenues of $107,081,108 for the year ended June 30, 2011, which met the Sales Target; therefore, 341,390 shares are to be released from escrow.

2) If Gufeng achieved certain net profit after tax targets for its fiscal year ending June 30, 2011 (the “Profit Target”), 341,390 of the Escrowed Shares would be released from escrow to the Gufeng Shareholders, which is subject to adjustment based on a three-tier system. If Gufeng achieved at least 80% of the Profit Target, then 227,593 of the Escrowed Shares would be released from escrow to the Gufeng Shareholders, and if Gufeng achieved at least 60% of the Profit Target, then 113,797 of the Escrowed Shares would be released from escrow to the Gufeng Shareholders. Gufeng met the Profit Target for the year ended June 30, 2011; therefore, 341,390 shares are to be released from escrow.

3) If Gufeng obtained a land use right with respect to certain real property located in China, along with ownership of the buildings thereon, then 227,593 of the Escrowed Shares would be released from escrow to the Gufeng Shareholders. As of June 30, 2011, Gufent had obtained the land use rights per the agreement; therefore, 227,593 shares are to be released from escrow.

The Company recognized a liability based on the acquisition date fair value of the acquisition-related contingent consideration based on the probability of the achievement of the targets. Based on the Company’s estimation, an initial liability of $2.9 million (341,390 shares) was recorded with adjustments made at each quarter end during the period ended June 30, 2011. The total shares to be released from escrow and due to the Gufeng shareholders at June 30, 2011 are 910,373 with a value of $7,719,963, which is recorded as “Common Stock” and “Additional Paid in Capital” on the accompanying consolidated statement of stockholders’ equity as the shares were released shortly after June 30, 2011.

The following table summarizes the fair values of the assets acquired and liabilities assumed from the acquisition of Gufeng. Since the acquisition and the initial preliminary purchase price allocation, net adjustments of $10.0 million were made to the fair values of the assets acquired and liabilities assumed with a corresponding adjustment to goodwill. These adjustments are summarized in the table presented below.

($ in millions)
Purchase Price	$28.1
Fair Value of Assets Acquired:
Cash and cash equivalents	2.3
Inventories	18.0
Other current assets	4.5
Fixed assets	16.3
Intangible assets	17.1
Total Assets Acquired	$58.2

Fair Value of Liabilities Assumed:
Trade payables	$9.6
Short-term loans	4.0
Deferred revenue	19.1
Other current liabilities	2.1
Total Liabilities Assumed	$34.8

Goodwill (1)	$4.7

(1) The goodwill of $4.7 million is non-deductible for tax purposes in the United States.

F-11

The following table summarizes the preliminary fair value of amortizable and indefinite-lived intangible assets as of their respective acquisition dates:

Gufeng at July 2, 2010
($ in millions)	Fair Value	Estimated useful life (in years)
Amortizable intangible assets:
Customer relationships	$9.6	10
Proprietary technologies	1.3	6
Non-compete agreement	0.2	5

Indefinite-lived intangibles:
Trademarks	6	N/A

Total intangible assets acquired	$17.1

Acquisition related expenses consist of integration related professional services, certain business combination adjustments after the measurement period or purchase price allocation period has ended, and certain other operating expenses, net.

Pretax charges approximating $0.2 million were recorded for acquisition and integration related costs in the period ended June 30, 2011. These charges were recorded as general and administrative expenses. As the acquisition took place on July 2, 2010, the Company’s statement of operations for the year ended June 30, 2011 included the operations of the Company and Gufeng.

NOTE 4 – INVENTORIES

Inventories consist of the following:

	June 30,	June 30,
	2012	2011
Raw materials	$6,009,686	$5,990,640
Supplies and packing materials	565,559	530,644
Work in progress	127,140	105,702
Finished goods	21,900,299	17,105,418
Total	$28,602,684	$23,732,404

F-12

NOTE 5 – OTHER CURRENT ASSETS

Other current assets consisted of the following:

	June 30,	June 30,
	2012	2011

Advancement	$299,526	$530,459

Prepaid insurance	-	6,667

Total	$299,526	$537,126

Advancement represents advances made to non-related parties and employees. The amounts were unsecured, interest free, and due on demand. Prepaid insurance is related to the underwriting of the Company’s directors and officers insurance policy.

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	As of June 30,
	2012	2011
Building and improvements	$36,174,009	$44,032,549
Auto	835,412	1,491,849
Machinery and equipment	63,280,923	37,570,652
Agriculture assets	3,163,286	1,607,333
Total property, plant and equipment	103,453,630	84,702,383
Less: accumulated depreciation	(23,388,469)	(18,490,942)
Total	$80,065,161	$66,211,441

Depreciation expenses for the years ended June 30, 2012, 2011 and 2010 were $4,429,960, $4,161,068 and $2,310,596, respectively.

Agriculture assets consist of reproductive trees that are expected to be commercially productive for a period of eight years.

NOTE 7 – CONSTRUCTION IN PROGRESS

As of June 30, 2012 and 2011, construction in progress representing construction for Yuxing greenhouses and supporting facilities, and improvement for Gufeng’s product lines amounted to $0 and 4,662,039, respectively. The construction of greenhouses and supporting facilities in Yuxing concluded in the fourth quarter of fiscal year 2012.

NOTE 8 - INTANGIBLE ASSETS

Intangible assets consist of the following:

	June 30,	June 30,
	2012	2011
Land use rights, net	$11,014,591	$11,814,149
Technology patent, net	1,902,131	1,188,969
Customer relationships, net	8,253,368	9,045,858
Non-compete agreement, net	125,453	163,363
Trademarks	6,323,098	6,296,290
Total	$27,618,641	$28,508,629

F-13

LAND USE RIGHT

On September 25, 2009, Yuxing was granted a land use right for approximately 88 acres (353,000 square meters or 3.8 million square feet) by the People’s Government and Land & Resources Bureau of Hu County, Xi’an, Shaanxi Province. The fair value of the related intangible asset was determined to be the respective cost of RMB 73,184,895 (or $11,102,149). The intangible asset is being amortized over the grant period of 50 years using the straight line method.

On August 13, 2003, Tianjuyuan was granted a certificate of Land Use Right for a parcel of land of approximately 11 acres (42,726 square meters or 459,898 square feet) at Ping Gu District, Beijing. The purchase cost was recorded at RMB 1,045,950 (or $158,670). The intangible asset is being amortized over the grant period of 50 years.

On August 16, 2001, Jinong received a land use right as a contribution from a shareholder, which was granted by the People’s Government and Land & Resources Bureau of Yanling District, Shaanxi Province. The fair value of the related intangible asset at the time of the contribution was determined to be RMB 7,285,099 (or $1,105,150). The intangible asset is being amortized over the grant period of 50 years.

The Land Use Rights consist of the following:

	As of June 30,
	2012	2011
Land use rights	$12,912,125	$12,452,801
Less: accumulated amortization	(1,897,534)	(638,652)
Total land use rights, net	$11,014,591	$11,814,149

TECHNOLOGY PATENT

On August 16, 2001, Jinong was issued a technology patent related to a proprietary formula used in the production of humid acid. The fair value of the related intangible asset was determined to be the respective cost of RMB 5,875,068 (or $891,248) and is being amortized over the patent period of 10 years using the straight line method.

On July 2, 2010, the Company acquired Gufeng and its wholly-owned subsidiary Tianjuyuan. The preliminary fair value on the acquired technology patent was estimated to be RMB 9,200,000 (or $1,375,084) and is amortized over the remaining useful life of six years using the straight line method. See Note 3.

The technology know-how consisted of the following:

	As of June 30,
	2012	2011
Technology know-how	$2,387,891,	$2,332,113
Less: accumulated amortization	(485,760)	(1,143,144)
Total technology know-how, net	$1,902,131	$1,188,969

CUSTOMER RELATIONSHIP

On July 2, 2010, the Company acquired Gufeng and its wholly-owned subsidiary Tianjuyuan. The preliminary fair value on the acquired customer relationships was estimated to be RMB 65,000,000 (or $9,715,268) and is amortized over the remaining useful life of ten years.

F-14

	As of June 30,
	2012	2011
Customer relationships	$10,296,000	$10,096,418
Less: accumulated amortization	(2,042,632)	(1,050,560)
Total customer relationships, net	$8,253,368	$9,045,858

NON-COMPETE AGREEMENT

On July 2, 2010, the Company acquired Gufeng and its wholly-owned subsidiary Tianjuyuan. The preliminary fair value on the acquired non-compete agreement was estimated to be RMB 1,320,000 (or $197,295) and is amortized over the remaining useful life of five years using the straight line method.

	June 30,	June 30,
	2012	2011
Non-compete agreement	$209,088	$204,204
Less: accumulated amortization	(83,635)	(40,841)
Total non-compete agreement, net	$125,453	$163,363

TRADEMARKS

On July 2, 2010, the Company acquired Gufeng and its wholly-owned subsidiary Tianjuyuan. The preliminary fair value on the acquired trademarks was estimated to be RMB 40,700,000 (or $6,083,252) and is subject to an annual impairment test.

Total amortization expenses of intangible assets for the years ended June 30, 2012, 2011 and 2010 amounted to $1,562,906, 1,587,190 and $287,521, respectively.

AMORTIZATION EXPENSE

Estimated amortization expenses of intangible assets for the next five (5) years after June 30, 2012, are as follows:

Year Ends	Expense ($)
June 30, 2013	1,665,601
June 30, 2014	1,665,601
June 30, 2015	1,665,601
June 30, 2016	1,665,601
June 30, 2017	1,665,601

NOTE 9 - ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	As of June 30,
	2012	2011
Payroll payable	$127,149	$248,686
Welfare payable	168,150	164,223
Accrued expenses	2,827,028	1,666,753
Other payable	1,045,010	1,202,691
Other levy payable	122,912	-
Total	$4,290,249	$3,282,353

NOTE 10 - AMOUNT DUE TO RELATED PARTIES

As of June 30, 2012 and 2011, the amount due to related parties was $370,719 and $69,962, respectively.  These amounts represent unsecured, non-interest bearing loans that are due on demand.  These loans are not subject to written agreements.

F-15

On August 10, 2010, Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd (“Yuxing”) which is a subsidiary of the Company, entered into an agreement with Kingtone Wirelessinfo Solution Holding Ltd (“Kingtone”) which was responsible for developing certain electronic control systems for Yuxing. The total contracted value of this agreement, including value-added taxes and other taxes, is RMB3,030,000, or approximately US$458,000. The related project is currently ongoing, and RMB 1,212,000 or $183,200 has been paid by the Yuxing to Kingtone.

In July 2007, Jinong signed an office lease with Xi’an Techteam Science and Technology Industry (Group) Co., Ltd. (the “Group Company”), which is controlled by Mr. Tao Li, Green Nevada’s Chairman, President and CEO at a monthly rent of $954 (RMB 6,460) per month. On September 30, 2010, Jinong cancelled this lease agreement with the Group Company without penalty and signed a two year lease effective as of July 1, 2010 directly with Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”), who owns the property. Kingtone Information is a Variable Interest Entity (“VIE”) controlled by Kingtone Wirelessinfo Solution Holding Ltd. (“Kingtone Wirelessinfo”), whose Chairman and majority shareholder is Mr. Tao Li. According to the new lease agreement, the monthly rent is $1,596 (RMB10,800).

On June 29, 2012, Jinong signed a new office lease with Kingtone Information. Pursuant to the new lease, Jinong rented 612 square meters (approximately 6,588 square feet) of office space from Kingtone Information. The lease provided for a two-year term effective as of July 1, 2012 with monthly rent of RMB 24,480(approximately $3,856).

NOTE 11 - LOAN PAYABLES

The short-term loans payable consist of eight loans which mature on dates ranging from July 23, 2012 through April 22, 2013 interest rates ranging from 6.89% to 8.87%. The loans are collateralized by the Company’s land use rights.

			Interest	June 30,
No.	Payee	Loan period per agreement	Rate	2012	2011
1	Agriculture Bank of China-Beijing Branch	January 11, 2012 - January 10, 2013	6.89%	$1,330,560	$1,299,480
2	Agriculture Bank of China-Beijing Branch	March 23, 2012 - March 22, 2013	8.2%	1,267,200	1,237,600
3	Agriculture Bank of China-Beijing Branch	April 23, 2012 - April 22, 2013	7.26%	1,599,840	1,562,470
4	Bank of Tianjin	September 9, 2011 - July 23, 2012	7.54%	1,813,680	-
5	Minsheng Bank	September 8, 2011 - September 8, 2012	8.2%	1,814,372	-
6	Minsheng Bank	September 19, 2011 - September 19, 2012	8.2%	561,628	-
7	China Merchant Bank	July 25, 2011 - July 26, 2012	8.53%	3,960,000	-
8	Industrial and Commercial Bank of China	October 17, 2011 - October 17,2012	8.87%	1,584,000	-
				$13,931,280	$4,099,550

The interest expense from short-term loans were $1,590,620, $466,912 and $112,475 for the years ended June 30, 2012, 2011 and 2010, respectively.

NOTE 12 – TAXES PAYABLE

Enterprise Income Tax

Effective January 1, 2008, the new Enterprise Income Tax (“EIT”) law of the PRC replaced the existing tax laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new EIT rate of 25% replaced the 33% rate that was applicable to both DES and FIEs. The two year tax exemption and three year 50% tax reduction tax holiday for production-oriented FIEs was eliminated. Since January 1, 2008, Jinong became subject to income tax in China at a rate of 15% as a high-tech company, as a result of the expiration of its tax exemption on December 31, 2007, and accordingly, it made provision for income taxes for the years ended June 30, 2012, 2011, and 2010 of $6,597,765, $5,157,185 and, $3,794,516, respectively, which is mainly due to the operating income from Jinong. Gufeng is subject to 25% EIT rate and thus it made provision for income taxes of $4,203,548, $3,879,959 and $0 for the years ended June 30, 2012, 2011 and 2010, respectively. Jintai has been exempt from paying income tax since its formation as it produces products which fall into the tax exemption list set out in the EIT. This exemption is expected to last as long as the applicable provisions of the EIT do not change.

F-16

Value-Added Tax

All of the Company’s fertilizer products that are produced and sold in the PRC were subject to a Chinese Value-Added Tax (VAT) of 13% of the gross sales price. On April 29, 2008, the PRC State of Administration of Taxation (SAT) released Notice #56, “Exemption of VAT for Organic Fertilizer Products”, which allows certain fertilizer products to be exempt from VAT beginning June 1, 2008. The Company submitted the application for exemption in May 2009, which was granted effective September 1, 2009, continuing through December 31, 2015. The VAT exemption applies to all agricultural products sold by Jintai, and all but a nominal amount of agricultural products sold by Jinong.

Income Taxes and Related Payables

Taxes payable consist of the following:

	June 30,	June 30,
	2012	2011
VAT provision (credit)	$68,180	$40,495
Income tax payable	17,274,817	6,593,876
Other levies	332,392	370,494
Total	$17,675,389	$7,004,865

Income Taxes in the Consolidated Statements of Income and Comprehensive Income

The provision for income taxes consists of the following:

	June 30,	June 30,	June 30,
	2012	2011	2010
Current tax - foreign	$10,801,313	$9,037,144	$3,794,516
Deferred tax	-	-	-
Total	$10,801,313	$9,037,144	$3,794,516

The components of deferred income tax assets and liabilities as of June 30, 2012 and 2011 are as follows:

	2012	2011

Deferred tax assets:
Net operating loss	$5,171,183	$3,230,899
Total deferred tax assets	5,171,183	3,230,899
Less valuation allowance	(5,171,183)	(3,230,899)
	$-	$-

F-17

Tax Rate Reconciliation

Our effective tax rates were approximately 20.5%, 21.5% and 15.1% for the year ended June 30, 2012, 2011 and 2010, respectively. Substantially all of the Company’s income before income taxes and related tax expense are from PRC sources. Actual income tax benefit reported in the consolidated statements of income and comprehensive income differ from the amounts computed by applying the US statutory income tax rate of 34% to income before income taxes for the years ended June 30, 2012, 2011 and 2010 for the following reasons:

FY2012	China		United States
	15% - 25%		34%		Total

Pretax income (loss)	$58,465,856		$(5,706,718)		$52,759,138

Expected income tax expense (benefit)	13,189,785	22.6%	(1,940,284)	(34.0)%	11,249,501
High-tech income benefits on Jinong	(4,439,873)	(7.6)%	-	-	(4,439,873)
Losses from subsidiaries in which no benefit is recognized	2,051,401	3.5%	-	-	2,051,401
Change in valuation allowance on deferred tax asset from US tax benefit	-		1,940,284	34.0%	1,940,284
Actual tax expense	$10,801,313	18.5%	$-	-%	$10,801,313	20.5%

FY 2011
	China		United States
	15% - 25%		34%		Total

Pretax income (loss)	$48,782,427		$(6,831,182)		$41,951,245

Expected income tax expense (benefit)	12,195,607	25.0%	(2,322,602)	(34.0)%	9,873,005
High-tech income benefits on Jinong	(3,416,976)	(7.0)%	-	-	(3,416,976)
Losses from subsidiaries in which no benefit is recognized	258,513	0.5%	-	-	258,513
Change in valuation allowance on deferred tax asset from US tax benefit	-		2,322,602	34.0%	2,322,602
Actual tax expense	$9,037,144	18.5%	$-	-%	$9,037,144	21.5%

FY 2010
	China		United States
	15% - 25%		34%		Total

Pretax income (loss)	$27,755,696		$(2,671,463)		$25,084,233

Expected income tax expense (benefit)	4,163,354	15.0%	(908,297)	(34.0)%	3,255,057
Income tax benefit of nontaxable income on Jintai	(396,034)	(1.4)%	-	-	(396,034)
Income tax benefit of nontaxable income on Yuxing	27,196	0.1%	-	-	27,196
Change in valuation allowance on deferred tax asset from US tax benefit	-		908,297	34.0%	908,297
Actual tax expense	$3,794,516	13.7%	$-	-%	3,794,516	15.1%

F-18

NOTE 13 – STOCKHOLDERS’ EQUITY

Common Stock

On July 2, 1010, the Company issued a total of 2,275,931 shares of common stock to Gufeng’s previous shareholders or their designees. Of the shares being issued in the acquisition, 40% have been held in escrow pending satisfaction of certain conditions such as make good targets set for Gufeng for the fiscal year ended June 30, 2011. See Note 3.

On March 31, 2011, the Company granted a total of 96,000 shares of restricted common stock of the Company to certain directors and executive officers under its 2009 Equity Incentive Plan. Pursuant to the terms of the grant, 8,000 shares of restricted common stock were vested on April 30, 2011, 44,000 shares vested on June 2, 2011, and 44,000 shares vested on December 31,2011. These shares were issued in September 2011.

On March 8, 2012, the Company issued 63,158 shares of common stock in a private placement to Mr. Tao Li, the Company’s Chairman and Chief Executive Officer, at a purchase price of $4.75 per share, for an aggregate purchase price of $300,001 pursuant to and in accordance with the terms and provisions of a Securities Purchase Agreement in a form previously presented to the Board of Directors of the Company.

On March 31, 2012, the Company issued 5,704 shares of Common Stock valued at $24,000 of consulting services.

On June 14, 2012, the Company granted a total of 1,000,000 shares of restricted common stock of the Company to certain directors, executive officers and key employees under its 2009 Equity Incentive Plan. Pursuant to the terms of the grant, the stock grants vest in three installments on June 30, 2012, September 30, 2012 and December 31, 2012. The Company has issued 445,000 shares of common stock related to these grants with 555,000 yet to be issued.

Preferred Stock

Under the Company’s articles of incorporation, the board of directors has the authority, without further action by stockholders, to designate up to 20,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. If the Company sells preferred stock under its registration statement on Form S-3, it will fix the rights, preferences, privileges, qualifications and restrictions of the preferred stock of each series in the certificate of designation relating to that series and will file the certificate of designation that describes the terms of the series of preferred stock the Company offers before the issuance of the related series of preferred stock.

As of June 30, 2012, the Company has 20,000,000 shares of preferred stock authorized, with a par value of $.001 per share, of which no shares are issued or outstanding.

NOTE 14 – STOCK OPTIONS

On March 31, 2011, per compensation board resolution, the Company forfeited all those outstanding unvested call options granted to current officers and directors and former officers on March, 1 2010 and February 7, 2010 according to the 2009 Equity Incentive Plan.

There were no issuances of stock options during the year ended June 30, 2012 and 2011.

Options outstanding as of June 30, 2012 and related weighted average price and intrinsic value are as follows:

		Weighted
		Average
	Number	Exercise	Aggregate
	of Shares	Price	Intrinsic Value
Outstanding, June 30, 2010	195,291	$14.67
Granted	-	-
Forfeited/Canceled	(80,192)	$14.67
Exercised	-
Outstanding, June 30, 2011	115,099	$14.66	$-
Granted	-
Forfeited/Canceled	-
Exercised	-
Outstanding, June 30, 2012	115,099	$14.66	$-
Exercisable, June 30, 2012	115,099	$14.66	$-

F-19

The following table summarizes the options outstanding and exercisable as of June 30, 2012:

Options Outstanding and Exercisable
Weighted
		Weighted	Average
	Number Outstanding	Average	Remaining
Range of	and Exercisable as of	Exercise	Contractual Life
Exercise Price	June 30, 2012	Price	(Years)
$14.02-14.70	115,099	$14.66	2.50

NOTE 15 –CONCENTRATIONS AND LITIGIATION

Market Concentration

All of the Company's revenue-generating operations are conducted in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC's economy.

The Company's operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among other things , the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by, among other things, changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation.

Vendor and Customer Concentration

There was two vendors from which the Company purchased 11.9% and 10.1% of its raw materials for the year ended June 30, 2012. Account payable to Beijing Baofengnian Agricultural Material Co. Ltd. was $216,842 and advance payment to Inner Mongolia Shuangying Chemical Products Co. Ltd. was $1,389,368.

One vendor accounted for approximately 11.5% of the Company’s total purchases for the year ended June 30, 2011. Advance payment to Inner Mongolia Shuangying Chemical Products Co. Ltd. was $900,070 as of June 30, 2011.

One vendor accounted for approximately 12.4% of the Company’s total purchases of raw materials for the year ended June 30, 2010. There were no accounts payable to this vendor as of June 30, 2010.

One customer, Sinoagri Holding Company Limited, accounted for $31,509,757, or 14.5% of the Company’s sales for the year ended June 30, 2012. One customer, Sinoagri Holding Company Limited, accounted for $31,599,412, or 17.6% of the Company’s sales for the year ended June 30, 2011. There was no customers which accounted for more than 10% of the Company’s sales for the years ended June 30, 2010.

F-20

Litigation

On October 15, 2010, a class action lawsuit was filed against the Company and certain of its current and former officers in the United States District Court for the District of Nevada (the "Nevada Federal Court") on behalf of purchasers of the Company’s common stock between November 12, 2009 and September 1, 2010.  On April 27, 2011, the court appointed the lead plaintiff and lead plaintiff’s counsel. On June 13, 2011, lead plaintiff filed an amended complaint, which adds several additional defendants and expands the class period to include purchasers who purchased our common stock between May 12, 2009 and January 4, 2011. The amended complaint alleges that the Company and certain of its current and former officers and directors violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, as amended, by making material misstatements and omissions in the Company’s financial statements, securities offering documents, and related disclosures during the class period..  The plaintiffs claim that such allegedly misleading financial statements inflated the price of the Company’s common stock and seek monetary damages in an amount to be determined at trial. Defendants moved to dismiss the amended complaint on October 7, 2011. Defendants’ motions are fully briefed and the Nevada Federal Court has scheduled oral argument for October 2, 2012.

On September 5, 2012, the Company received a letter from the staff of the U.S. Securities and Exchange Commission notifying it that the staff had completed its investigation of the Company and that it did not intend to recommend any enforcement action against the Company.

NOTE 16 – SEGMENT REPORTING

The Company was organized into four main business segments based on location and product: Jinong (fertilizer production), Gufeng (fertilizer production), Jintai (agricultural products production) and Yuxing (agricultural products production). Each of the four operating segments referenced above has separate and distinct general ledgers. The chief operating decision maker (“CODM”) receives financial information, including revenue, gross margin, operating income and net income produced from the various general ledger systems to make decisions about allocating resources and assessing performance; however, the principal measure of segment profitability or loss used by the CODM is net income by segment.

The following tables present a summary of our businesses’ and operating segments’ results.

	For the Year Ended June 30,
	2012	2011	2010
Revenues from unaffiliated customers:
Jinong	$88,168,740	$65,629,264	$45,816,377
Gufeng	121,480,943	107,081,018	-
Jintai	5,792,002	6,826,933	6,274,375
Yuxing	2,082,520	180,750	-
Consolidated	$217,524,205	$179,717,966	$52,090,752

Operating income :
Jinong	$43,636,915	$34,051,094	$25,160,683
Gufeng	18,211,687	15,288,871	-
Jintai	(1,863,529)	(96,343)	2,640,016
Yuxing	(352,996)	(296,832)	(181,313
Reconciling item (1)	-	-	-
Reconciling item (2)	(2,482,232)	(3,230,124)	(997,316)
Reconciling item (2)--stock compensation	(3,224,835)	(3,605,235)	(1,695,449)
Consolidated	$53,925,010	$42,111,431	$24,926,621

Net income:
Jinong	$37,363,672	$29,139,457	$21,502,252
Gufeng	12,335,102	10,995,984	-
Jintai	(1,863,235)	(96,244)	2,640,233
Yuxing	(170,996)	(293,914)	(181,304)
Reconciling item (1)	347	4,178	21,342
Reconciling item (2)	(5,707,065)	(6,835,360)	(2,692,765)
Consolidated	$41,957,825	$32,914,101	$21,289,758

Depreciation and Amortization:
Jinong	$2,347,530	$2,686,524	$2,299,483
Gufeng	2,878,037	2,711,483	-
Jintai	128,563	124,139	119,973
Yuxing	638,736	226,112	178,661
Consolidated	$5,992,866	$5,748,258	$2,598,117

Interest expense:
Jinong	$-	$-	$112,475
Gufeng	1,590,620	466,912	-
Reconciling item (2)	-	-
Consolidated	$1,590,620	$466,912	$112,475

Capital Expenditure:
Jinong	$7,935,098	$6,492,775	$4,243,089
Gufeng	-	8,229,092	-
Jintai	-	3,291	180,686
Yuxing	3,948,849	11,521,005	12,100,919
Consolidated	$11,883,947	$26,246,163	$16,524,694

Identifiable assets:
Jinong	$221,575,406	$111,956,641	$103,519,520
Gufeng	57,657,305	67,260,447	-
Jintai	6,670,058	14,001,793	12,198,845
Yuxing	1,851,745	24,354,406	12,748,003
Reconciling item (1)	280,445	969,963	3,311,943
Reconciling item (2)	(3,906)	4,827,737	9,631
Consolidated	$288,031,053	$223,370,987	$131,787,942

(1) Reconciling amounts refer to the unallocated assets or expenses of Green New Jersey.

(2) Reconciling amounts refer to the unallocated assets or expenses of the Parent Company.

F-21

Total revenues from exported products currently account for approximately 15.0% and 22% of our total fertilizer revenues in fiscal 2012 and 2011. Revenues generated from exported products were less than 1% of the Company’s total fertilizer revenues in fiscal 2010, prior to the Company’s acquisition of Gufeng.

FY2012 Export Details

Export to	Subsidiary	Type	Amount ($)
India	Gufeng	40% humic acid organic/inorganic fertilizer	31,330,724
India	Jinong	Liquid Fertilizer	77,576
India	Jinong	Solid Fertilizer	60,538
Ghana	Jinong	Liquid Fertilizer	75,984
Total			31,544,822

F-22

FY2011 Export Details

Export to	Subsidiary	Type	Amount ($)
India	Gufeng	Blended Compound Fertilizer	40,835,834
India	Jinong	Liquid Fertilizer	42,581
India	Jinong	Solid Fertilizer	38,479
Ecuador	Jinong	Liquid Fertilizer	3,740
Surinam	Jinong	Liquid Fertilizer	1,159
Total			40,921,793

NOTE 17 - COMMITMENTS AND CONTINGENCIES

As mentioned under Note 10, in July 2007, Jinong signed an office lease with the Group Company at a monthly rent of $954 (RMB 6,460) per month. On September 30, 2010, Jinong cancelled this lease agreement with the Group Company without penalty and signed a two year lease effective as of July 1, 2010 directly with Kingtone Information, who owns the property. According to the new lease agreement, the monthly rent is $1,596 (RMB 10,800).

On June 29, 2012, Jinong signed a new office lease with Kingtone Information. Pursuant to the new lease, Jinong rented 612 square meters (approximately 6,588 square feet) of office space from Kingtone Information. The lease provided for a two-year term effective as of July 1, 2012 with monthly rent of $3,856 (RMB 24,480).

In January 2008, Jintai signed a ten year land lease with Xi’an Jinong Hi-tech Agriculture Demonstration Zone for a monthly rent of $768 (RMB 5,200).

In February 2004, Tianjuyuan signed a fifty year lease with the village committee of Dong Gao Village and Zhen Nan Zhang Dai Village in the Beijing Ping Gu District, at a monthly rent of $437 (RMB 2,958).

Accordingly, the Company recorded an aggregate of $33,612, $54,869 and $20,494 as rent expenses for the years ended June 30, 2012, 2011 and 2010, respectively. Rent expenses for the next five years ended June 30, are as follows:

Years ending:
June 30, 2013	$66,794
June 30, 2014	61,691
June 30, 2015	15,419
June 30, 2016	15,419
June 30, 2017	15,419

F-23

NOTE 18 – RESTRICTED NET ASSETS

The Company’s operations are primarily conducted through its PRC subsidiaries, which can only pay dividends out of their retained earnings determined in accordance with the accounting standards and regulations in the PRC and after it has met the PRC requirements for appropriation to statutory reserves. In addition, the Company’s businesses and assets are primarily denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of the Company’s PRC subsidiaries to transfer their net assets to the Parent Company through loans, advances or cash dividends.

The Company’s PRC subsidiaries net assets amounted to $229,383,600 as of June 30, 2012, and thus exceeded 25% of the Company’s consolidated net assets. Accordingly, condensed Parent Company financial statements have been prepared in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X, and are as follows.

Parent Company Financial Statements

PARENT COMPANY FINANCIAL INFORMATION OF CHINA GREEN AGRICULTURE, INC.

Condensed Balance Sheets	As of June 30,
	2012	2011
ASSETS
Current Assets:
Cash and cash equivalents	$277,538	$964,149
Other current assets	1,908	8,575
Total Current Assets	279,446	972,724

Long-term equity investment	243,711,250	192,634,559
Total long term assets	243,711,250	192,634,559

Total Assets	$243,990,696	$193,607,283

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$64,520	$64,520
Amount due to related parties	38,343	38,343
Other payables and accrued expenses	1,631,179	1,631,179
Total Current Liabilities	1,734,042	1,734,042

Stockholders' Equity
Common stock, $.001 par value, 115,197,165 shares authorized, 27,455,722 and 26,845,860, shares issued and outstanding as of June 30, 2012 and 2011, respectively	27,456	26,846
Additional paid in capital	102,175,709	98,627,482
Accumulated other comprehensive income	15,780,507	10,903,756
Retained earnings	124,272,982	82,315,157
Total Stockholders' Equity	242,256,654	191,873,241

Total Liabilities and Stockholders' Equity	$243,990,696	$193,607,283

F-24

PARENT COMPANY FINANCIAL INFORMATION OF CHINA GREEN AGRICULTURE, INC

Condensed Statements of Operations	Year ended June 30,
	2012	2011	2010
Revenue	$-	$-	$-
General and administrative expenses	5,707,065	6,835,360	2,646,338
Interest income	347	4,178	21,342
Equity investment in subsidiaries	47,664,543	39,745,283	23,914,754
Net income	$41,957,825	$32,914,101	$21,289,758

Condensed Statements of Cash Flows	Year ended June 30,
	2012	2011	2010
Net cash provided by (used in) operating activities	$(1,286,612)	$(2,341,980)	$(1,156,400)
Net cash provided by (used in) investing activities	-	(6,720,539)	86,457
Net cash provided by financing activities	600,001	6,717,632	4,350,480
Cash and cash equivalents, beginning balance	964,149	3,309,036	28,499
Cash and cash equivalents, ending balance	$277,538	$964,149	$3,309,036

Notes to Condensed Parent Company Financial Information

As of June 30, 2012, 2011 and 2010, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Consolidated Financial Statements, if any. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

NOTE 19 – SELECTED QUARTERLY DATA (UNAUDITED)

	Quarterly Periods Ended
	September 30,	December 31,	March 31,	June 30,
	2011	2011	2012	2012
Net Revenue	$53,102,594	$47,093,997	$60,016,344	$57,311,270
Gross Profit	$18,908,732	$16,389,485	$22,475,339	$21,501,677
Income from operation	$13,279,563	$10,195,755	$15,862,008	$14,587,684
Other income (expense)	$(84,416)	$(220,662)	$(521,093)	$(339,701)
Net income	$10,731,636	$7,743,878	$12,374,361	$11,107,950
Earnings per shares - basic	$0.40	$0.29	$0.46	$0.41
Earnings per shares - diluted	$0.40	$0.29	$0.46	$0.41

	Quarterly Periods Ended
	September 30,	December 31,	March 31,	June 30,
	2010	2010	2011	2011
Net Revenue	$39,482,921	$35,311,738	$44,653,284	$60,270,023
Gross Profit	$13,139,327	$12,332,826	$17,039,509	$21,108,373
Income from operation	$9,625,155	$7,872,756	$12,124,854	$12,488,666
Other income (expense)	$(123,627)	$(27,843)	$(140,650)	$131,934
Net income	$7,787,785	$6,229,492	$9,472,745	$9,424,079
Earnings per shares - basic	$0.30	$0.24	$0.37	$0.36
Earnings per shares - diluted	$0.30	$0.24	$0.35	$0.38

F-25

China Green Agriculture, Inc.

Exhibit Index to Amendment No. 2 to Annual Report on Form 10-K

For the Year Ended June 30, 2012

No.	Description

31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Principal Executive Officer and Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

18

Exhibit 31.1

CERTIFICATION

I, Tao Li, certify that:

1.  I have reviewed this Amendment No. 2 on Form 10-K/A of China Green Agriculture, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.  The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January__, 2013

Tao Li
President and Chief Executive Officer
(principal executive officer)

19

Exhibit 31.2

CERTIFICATION

I, Ken Ren, certify that:

1.  I have reviewed this Amendment No. 2 on Form 10-K/A of China Green Agriculture, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.  The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January__, 2013

Ken Ren
Chief Financial Officer
(principal financial officer and principle accounting officer)

20

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies, in his capacity as an officer of China Green Agriculture, Inc. (the “Company”), for the purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

(1)  This Amendment No. 2 to the Annual Report of the Company on Form 10-K for the fiscal year ended June 30, 2012 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January__, 2013

Tao Li
President and Chief Executive Officer
(principal executive officer)

Ken Ren
Chief Financial Officer
(principal financial officer and principle accounting officer)

A signed original of this written statement required by Section 906 has been provided to China Green Agriculture, Inc. and will be retained by China Green Agriculture, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

21